UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Index at page: 2
Total pages: 131

EXHIBIT INDEX

Exhibit	Title	Page
A	Interim Report for Year 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 25, 2009

By ______________________
Name: Luo Zhuping
Title: Company Secretary

000131

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

Stock Code : 00670 (H Share)
600115 (A Share)



Interim Report *2009*

00003



The board of directors (the "Board") of China Eastern Airlines Corporation Limited (the "Company") hereby presents the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2009 (which were approved by the Board and the audit committee of the Company (the "Audit Committee") on 10 August 2009)), with comparative figures for the corresponding financial information in 2008.

The interim financial report of the Group for the six months ended 30 June 2009 is unaudited and does not necessarily indicate the annual or future results.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2009

	Note	(Unaudited) Six months ended 30 June 2009 RMB'000	Restated 2008 RMB'000
Revenues	4	17,130,451	20,267,185
Other income	5	1,112,871	180,031
Other gains	5	–	220,498
Operating expenses			
Aircraft fuel		(5,121,130)	(8,662,568)
Gain on fair value movements of fuel option contracts	6	2,793,718	451,043
Take-off and landing charges		(2,673,337)	(2,654,302)
Depreciation and amortisation		(2,529,044)	(2,292,718)
Wages, salaries and benefits		(2,270,011)	(2,028,985)
Aircraft maintenance		(1,209,545)	(1,081,840)
Food and beverages		(612,623)	(658,058)
Aircraft operating lease rentals		(1,267,175)	(1,362,399)
Other operating lease rentals		(191,595)	(167,780)
Selling and marketing expenses		(859,817)	(801,723)
Civil aviation infrastructure levies		(426,846)	(373,380)
Ground services and other charges		(130,777)	(78,549)
Office, administrative and other expenses		(1,718,508)	(1,945,791)
Total operating expenses		(16,216,690)	(21,657,050)
Operating profit/(loss)		2,026,632	(989,336)
Finance income	7	145,937	1,960,625
Finance costs	8	(1,130,929)	(1,130,898)
Share of results of associates		(37,397)	45,700
Share of results of jointly controlled entities		8,170	6,869
Profit/(loss) before income tax		1,012,413	(107,040)
Income tax	9	15,446	(44,664)
Profit/(loss) for the period		1,027,859	(151,704)

	Note	(Unaudited) Six months ended 30 June 2009 RMB'000	Restated 2008 RMB'000
Other comprehensive income/(loss)			
Fair value movements of available for sale investments held by associates		788	(19,196)
Cash flow hedges, net of tax		55,857	(22,900)
Other comprehensive income/(loss) for the period		56,645	(42,096)
Total comprehensive income/(loss) for the period		1,084,504	(193,800)
Profit/(loss) attributable to:			
Equity holders of the Company		984,654	(175,318)
Minority interests		43,205	23,614
		1,027,859	(151,704)
Total comprehensive income/(loss) attributable to:			
Equity holders of the Company		1,041,299	(217,414)
Minority interests		43,205	23,614
		1,084,504	(193,800)
Earnings/(loss) per share attributable to the equity holders of the Company during the period			
— Basic and diluted	10	RMB0.20	RMB(0.04)

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2009

	Note	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Non-current assets			
Intangible assets		116,402	164,851
Property, plant and equipment	*13*	53,351,228	52,678,473
Lease prepayments		983,767	996,521
Advanced payments on acquisition of aircraft	*14*	5,667,142	6,413,554
Investments in associates		703,710	980,319
Investments in jointly controlled entities		370,502	362,332
Available-for-sale financial assets		61,268	31,268
Other long-term assets		874,585	941,556
Deferred tax assets		110,475	81,947
Derivative assets		—	988
		62,239,079	62,651,809
Current assets			
Flight equipment spare parts		918,384	871,364
Trade receivables	*15*	1,263,507	1,146,522
Amounts due from related companies		204,757	208,289
Prepayments, deposits and other receivables		3,954,369	4,126,219
Cash and cash equivalents		3,796,963	3,451,010
Derivative assets		208	123,010
Non-current assets held for sale		462,700	473,667
		10,600,888	10,400,081
Current liabilities			
Sales in advance of carriage		1,119,648	1,013,878
Trade payables and notes payable	*16*	4,420,470	5,144,858
Amounts due to related companies		476,539	413,126
Other payables and accrued expenses		11,407,689	12,147,175
Current portion of obligations under finance leases	*17*	2,018,328	1,916,989
Current portion of borrowings	*18*	22,723,843	26,513,320
Income tax payable		22,285	39,002
Current portion of provision for return check conditions for aircraft under operating leases		333,547	213,830
Derivative liabilities		2,229,316	6,456,075
		44,751,665	53,858,253
Net current liabilities		(34,150,777)	(43,458,172)
Total assets less current liabilities		28,088,302	19,193,637

	Note	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Non-current liabilities			
Obligations under finance leases	17	18,379,006	18,891,910
Borrowings	18	9,851,317	8,588,052
Provision for return check conditions for aircraft under operating leases		1,344,391	1,320,188
Other long-term liabilities		1,264,318	1,320,759
Post-retirement benefit obligations		1,648,420	1,469,124
Deferred tax liabilities		41,139	57,589
Derivative liabilities		129,578	185,524
		32,658,169	31,833,146
Net liabilities		(4,569,867)	(12,639,509)
Equity			
Capital and reserves attributable to the equity holders of the Company			
— Share capital	19	7,741,700	4,866,950
— Reserves		(12,812,664)	(17,964,351)
		(5,070,964)	(13,097,401)
Minority interests		501,097	457,892
Total equity		(4,569,867)	(12,639,509)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2009

	(Unaudited) Six months ended 30 June	
	2009	2008
	RMB'000	RMB'000
Net cash (outflow)/inflow from operating activities	**(563,422)**	1,215,900
Net cash outflow from investing activities	**(1,840,210)**	(2,990,581)
Net cash inflow from financing activities	**2,746,009**	4,772,018
Net increase in cash and cash equivalents	**342,377**	2,997,337
Cash and cash equivalents at 1 January	**3,451,010**	1,655,244
Exchange adjustments	**3,576**	(34,782)
Cash and cash equivalents at 30 June	**3,796,963**	4,617,799

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended 30 June 2009

	Attributable to equity holders of the Company					
	Share capital RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Subtotal RMB'000	Minority interests RMB'000	Total equity RMB'000
Six months ended 30 June 2009 (Unaudited)						
Balance at 1 January 2009	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Total comprehensive income for the period ended 30 June 2009	–	56,645	984,654	1,041,299	43,205	1,084,504
Issuance of new shares (Note 19)	2,874,750	4,110,388	–	6,985,138	–	6,985,138
Balance at 30 June 2009	7,741,700	4,284,944	(17,097,608)	(5,070,964)	501,097	(4,569,867)
Six months ended 30 June 2008 (Unaudited)						
Balance at 1 January 2008 (restated, Note 3(b)(i))	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Total comprehensive (loss)/income for the period ended 30 June 2008	–	(42,096)	(175,318)	(217,414)	23,614	(193,800)
Dividends paid to minority interests in subsidiaries	–	–	–	–	(51,700)	(51,700)
Balance at 30 June 2008	4,866,950	265,255	(2,989,048)	2,143,157	543,899	2,687,056

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. Corporate information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China (the "PRC") on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

This condensed consolidated interim financial information has not been audited.

2. Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 (the "Current Period") has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with IFRS.

In preparing the interim financial information, the Directors have given careful consideration to the going concern status of the Group in the context of the Group's current working capital difficulties.

As at 30 June 2009, the Group's accumulated losses were approximately RMB17.10 billion; its current liabilities exceeded its current assets by approximately RMB34.15 billion; and total liabilities exceeded total assets by approximately RMB4.57 billion.

00012

2. Basis of preparation *(cont'd)*

Against this background, the Directors have taken active steps to seek additional sources of finance and improve the Group's liquidity position. As at 30 June 2009, the unutilised banking facilities available to the Group amounted to RMB48.79 billion. On 31 July 2009, a banking credit facility of RMB30 billion obtained by CEA Holding was granted to the Company (see Note 24(c) — "Post balance sheet events" for details). In addition, on 10 July 2009, a resolution to issue new shares to certain strategic investors for a total amount of RMB7 billion was passed by the Board and will be submitted for shareholders' approval in the coming extraordinary general meeting (see Note 24(a) — "Post balance sheet events" for details).

With the additional credit facilities and proposed new share issue described in the preceding paragraph, and based on history of obtaining necessary financing and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that the financial information be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3. Accounting policies

Except as described in note 3(a) below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described therein.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

3. Accounting policies *(cont'd)*

(a) Standards, amendment and interpretations effective in 2009

The Group has adopted the following new standards and amendments to standards which are relevant to the Group's operations and are mandatory for the financial year beginning 1 January 2009.

- IAS 1 (revised), "Presentation of financial statements". The revised standard prohibits the presentation of items of income and expenses (that is "non-owner changes in equity") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All "non-owner changes in equity" are required to be shown in a performance statement.

  Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

  The Group has elected to present one performance statement: the statement of comprehensive income. The interim financial information has been prepared in accordance with the revised disclosure requirements.

- IFRS 8, "Operating segments". IFRS 8 replaces IAS 14, "Segment reporting". It requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes.

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Board that makes strategic decisions. The interim financial information has been prepared in accordance with the revised disclosure requirements.

(a) Standards, amendment and interpretations effective in 2009 *(cont'd)*

- Amendment to IFRS 7, "Financial instruments: disclosures". The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. It also requires entities to provide additional disclosures about the relative reliability of fair value measurements. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non- derivative financial liabilities. Adoption of the amended standard does not have impact on the disclosure of this interim financial information but the Group will make the relevant additional disclosures, where appropriate, in its financial statements for the year ending 31 December 2009.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2009. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group's accounting policies or to the presentation of the financial statements will be required.

3. Accounting policies *(cont'd)*

(b) Comparatives

(i) Changes of accounting policy in second half year of 2008 which were not reflected in the interim financial information for the six months ended 30 June 2008

In preparing the financial statements for the year ended 31 December 2008, the Group has made the following changes of accounting policy which were not reflected in the interim financial information for the six months ended 30 June 2008.

(1) IFRIC 13, "Customer loyalty programmes" was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called "Eastern Miles" (the "programme"). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognised when the miles have been redeemed or have expired.

(2) Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment ("PP&E"). Prior to 2008, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. The purposes of the change are set out in the notes to the financial statements for the year ended 31 December 2008.

(b) Comparatives *(cont'd)*

(i) **Changes of accounting policy in second half year of 2008 which were not reflected in the interim financial information for the six months ended 30 June 2008** *(cont'd)*

(2) *(cont'd)*

The effect of the adoption of IFRIC 13 and change of accounting policy for PP&E on the consolidated interim financial information for the six months ended 30 June 2008 is set out below:

	2008 as previously presented RMB'000	Effect of adoption of IFRIC 13 RMB'000	Effect of change of accounting policy for PP&E RMB'000	2008 as restated RMB'000
Impact on consolidated statement of comprehensive income				
Consolidated loss for the period	(188,883)	(40,320)	77,499	(151,704)
Loss per share attributable to equity holders of The Company	RMB(0.04)	RMB(0.008)	RMB0.016	RMB(0.04)
Impact on consolidated balance sheet at 1 January 2008				
Consolidated net assets	3,612,729	(345,115)	(335,058)	2,932,556
Capital and reserves attributable to the equity holders of the Company	3,027,763	(345,115)	(322,077)	2,360,571
Minority interests	584,966	–	(12,981)	571,985

The comparative of this financial information has been restated to reflect the effect of the above changes of accounting policy.

(ii) **Other reclassification**

Where necessary, prior period amounts have been reclassified to conform to changes in presentation in the Current Period.

4. Revenues and segment information

(a) Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited) Six months ended 30 June 2009 RMB'000	Restated 2008 RMB'000
Revenues		
— Passenger	15,024,026	16,806,864
— Cargo and mail	1,564,178	2,838,951
Ground service income	511,763	609,806
Cargo handling income	138,959	181,122
Commission income	89,112	91,761
Others	241,457	259,108
	17,569,495	20,787,612
Less: Business tax (Note)	(439,044)	(520,427)
	17,130,451	20,267,185

Note: The Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to the PRC tax rules and regulations.

(b) Segment information

The chief operating decision-maker has been identified as the Board. The Board reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

00013

4. Revenues and segment information *(cont'd)*

(b) Segment information *(cont'd)*

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1) Passenger business segment includes cargo carried by passenger flights.

(2) Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the six months ended 30 June 2009 are as follows:

	(Unaudited)			
	Passenger RMB'000	Cargo and logistics RMB'000	Unallocated RMB'000	Total RMB'000
Traffic revenues	15,312,411	858,126	–	16,170,537
Other revenues and operating income	740,273	411,826	110,230	1,262,329
Total segment revenue	16,052,684	1,269,952	110,230	17,432,866
Inter-segment revenue	(227,738)	–	(74,677)	(302,415)
Revenues	15,824,946	1,269,952	35,553	17,130,451
Operating profit/(loss) — segment results	2,243,816	(246,066)	28,882	2,026,632

4. Revenues and segment information *(cont'd)*

(b) Segment information *(cont'd)*

The segment results for the six months ended 30 June 2008 are as follows:

	(Unaudited)			
	Passenger RMB'000	Cargo and logistics RMB'000	Unallocated RMB'000	Total RMB'000
Restated				
Traffic revenues	17,471,476	1,682,290	—	19,153,766
Other revenues and operating income	716,753	546,148	131,791	1,394,692
Total segment revenue	18,188,229	2,228,438	131,791	20,548,458
Inter-segment revenue	(204,678)	—	(76,595)	(281,273)
Revenues	17,983,551	2,228,438	55,196	20,267,185
Operating (loss)/profit — segment results	(1,248,089)	217,469	41,284	(989,336)

The Group's two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues (net of business tax) by geographical segment are analysed based on the following criteria:

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong")) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

4. Revenues and segment information *(cont'd)*

(b) Segment information *(cont'd)*

(2) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited) Six months ended 30 June 2009 RMB'000	Restated 2008 RMB'000
Domestic (the PRC, excluding Hong Kong)	11,819,726	11,413,140
Hong Kong	907,905	1,252,177
Japan	1,294,072	1,726,060
Other countries	3,108,748	5,875,808
Total	17,130,451	20,267,185

5. Other income and other gains

	(Unaudited) Six months ended 30 June 2009 RMB'000	2008 RMB'000
Other income		
— Refund of civil aviation infrastructure levies (Note (a))	830,622	—
— Other government subsidies (Note (b))	282,249	180,031
	1,112,871	180,031
Other gains		
— Gains on disposal of property, plant and equipment	—	220,498
	1,112,871	400,529

Note:

(a) Pursuant to Cai Jian (2009) No. 4, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 would be refunded. The amount for the Current Period represents the refunds of civil aviation infrastructure levies received and receivable by the Group.

(b) Other government subsidies represent (i) subsidies granted by the local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6. Gain on fair value movements of fuel option contracts

In 2008, the Group entered into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

No fuel hedging contract was entered into by the Group for the Current Period, all the opened fuel hedging contracts as at 30 June 2009 are contracts entered into by the Group prior to 2009. None of the fuel hedging contracts entered into by the Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the fuel hedging contracts during a period are recognised in the profit and loss accounts.

7. Finance income

	(Unaudited) Six months ended 30 June 2009 RMB'000	Restated 2008 RMB'000
Exchange gains, net (Note)	16,425	1,891,422
Interest income	52,937	55,572
Gains/(losses) arising from fair value movements of forward foreign exchange contracts	76,575	13,631
	145,937	1,960,625

Note: The exchange gains primarily related to the retranslation of the Group's foreign currency denominated borrowings and obligations under finance leases at period end rates.

8. Finance costs

	(Unaudited) Six months ended 30 June	
	2009	2008
	RMB'000	RMB'000
Interest relating to obligations under finance leases	**264,002**	337,358
Interest on loans from banks, financial institutions and other payables	**930,204**	932,259
Losses arising from fair value movements of interest rate swaps	**59,060**	35,687
	1,253,266	1,305,304
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 14)	**(122,337)**	(174,406)
	1,130,929	1,130,898

Interest capitalised for the Current Period is based on average interest rate of 4.58% (2008: 5.82%) per annum.

9. Income tax

Income tax is (credited)/charged to the consolidated statement of comprehensive income as follows:

	(Unaudited) Six months ended 30 June	
	2009	2008
	RMB'000	RMB'000
Provision for PRC income tax	**29,532**	46,103
Deferred taxation	**(44,978)**	(1,439)
	(15,446)	44,664

9. Income tax *(cont'd)*

Prior to 2008, the Company and certain of its subsidiaries (the "Pudong Subsidiaries") located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law") which was approved by the National People's Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ending 31 December 2009, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 20% (2008: 18%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5% (2008: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2008: 25%) under the New CIT Law.

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2009, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

10. Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the unaudited consolidated profit attributable to equity holders of the Company of RMB984,654,000 (2008: loss of RMB175,318,000) and the weighted average number of shares of 4,954,304,000 (2008: 4,866,950,000) in issue during the period.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

11. Dividend

The Board of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2009 (2008: Nil).

12. Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2009. Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

13. Property, plant and equipment

	(Unaudited) Six months ended 30 June 2009		
	Aircraft, engines and flight equipment RMB'000	Others RMB'000	Total RMB'000
Carrying amounts at 1 January 2009	47,759,942	4,918,531	52,678,473
Transfers from advanced payments on acquisition of aircraft (Note 14)	1,009,795	—	1,009,795
Additions through sales and finance lease back	590,253	—	590,253
Other additions	1,870,709	262,521	2,133,230
Depreciation charged for the period	(2,211,713)	(249,770)	(2,461,483)
Disposals	(590,253)	(8,787)	(599,040)
Carrying amounts at 30 June 2009	48,428,733	4,922,495	53,351,228

13. Property, plant and equipment *(cont'd)*

	(Unaudited) Six months ended 30 June 2008		
	Aircraft, engines and flight equipment RMB'000	Others RMB'000	Total RMB'000
Restated			
Carrying amounts at 1 January 2008	42,758,022	4,511,732	47,269,754
Transfers from advanced payments on acquisition of aircraft (Note 14)	883,151	—	883,151
Other additions	1,702,237	295,368	1,997,605
Depreciation charged for the period	(1,977,548)	(248,847)	(2,226,395)
Disposals	(78,920)	(31,636)	(110,556)
Carrying amounts at 30 June 2008	43,286,942	4,526,617	47,813,559

14. Advanced payments on acquisition of aircraft

	(Unaudited) 30 June 2009 RMB'000	(Unaudited) 30 June 2008 RMB'000
At beginning of period	6,413,554	6,695,573
Additions	141,046	3,439,877
Interest capitalised (Note 8)	122,337	174,406
Transfers to property, plant and equipment (Note 13)	(1,009,795)	(883,151)
At end of period	5,667,142	9,426,705

15. Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Within 90 days	1,233,809	1,088,951
91 to 180 days	11,541	24,282
181 to 365 days	17,212	30,451
Over 365 days	106,420	103,919
	1,368,982	1,247,603
Less: provision for impairment of receivables	(105,475)	(101,081)
Trade receivables	1,263,507	1,146,522

16. Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Within 90 days	2,537,978	3,310,710
91 to 180 days	1,483,059	1,249,400
181 to 365 days	126,822	267,785
Over 365 days	272,611	316,963
	4,420,470	5,144,858

17. Obligations under finance leases

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Within one year	2,018,328	1,916,989
In the second year	2,116,774	2,016,172
In the third to fifth year inclusive	6,711,864	6,203,330
After the fifth year	9,550,368	10,672,408
Total	20,397,334	20,808,899
Less: amount repayable within one year	(2,018,328)	(1,916,989)
Long-term portion	18,379,006	18,891,910

18. Borrowings

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Long-term bank borrowings		
— Secured	4,997,694	4,483,950
— Unsecured	11,158,408	11,143,593
	16,156,102	15,627,543
Less: current portion	(6,304,785)	(7,039,491)
Non-current portion	9,851,317	8,588,052
Short-term bank borrowings	16,419,058	19,473,829

19. Share capital

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Registered, issued and fully paid of RMB1.00 each		
A Shares		
— Listed shares with trading moratorium held by CEA Holding and employees (Note (b))	4,341,375	2,904,000
— Listed shares without trading moratorium	396,000	396,000
H Shares (Note (b))	3,004,325	1,566,950
	7,741,700	4,866,950

Notes:

(a) Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the restricted shares, the listed A Shares and the listed H Shares are all registered ordinary shares and carry equal rights.

(b) On 5 June 2009, China Securities Regulatory Commission (the "CSRC") approved the Company's application for non-public issue of 1,437,375,000 A Shares at nominal value of RMB1.00 each. CEA Holding subscribed for all the shares under this issue and undertook that it would not transfer the subscribed A Shares within 36 months from the completion date of the issue. The issue price was RMB3.87 per share and the total proceed of RMB5,562,641,000 (the "Proceeds of A Shares") from the issue was received by the Company in June 2009 and verified by a PRC Certified Public Accountants firm.

On 19 May 2009, CSRC approved the Company's application for additional issue of 1,437,375,000 H Shares at nominal value of RMB1.00 each. CES Global Holding (Hong Kong) Limited ("CES Global"), a wholly owned Hong Kong incorporated subsidiary of CEA Holding, subscribed for all the shares under this issue and undertook that it would not transfer the subscribed H Shares within 36 months from the completion date of the issue. The issue price was HKD1.13 per share and the total proceed of HKD1,630,342,000, equivalent to RMB1,437,375,000 (the "Proceeds of H Shares") from the issue was received by the Company in June 2009 and verified by a PRC Certified Public Accountants firm.

The total amount of the aforementioned Proceeds of A Shares and Proceeds of H Shares were RMB7,000,016,000, after deducting the share issue expenses of RMB14,878,000 for the share issues, the net proceeds raised from the above share issues amounted to RMB6,985,138,000, of which RMB2,874,750,000 is recorded as share capital and the remaining RMB4,110,388,000 is recorded as share premium.

20. Commitments

(a) Capital commitments

The Group had the following capital commitments:

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Authorised and contracted for:		
— Aircraft, engines and flight equipment	62,127,225	52,533,736
— Other property, plant and equipment	90,681	130,180
	62,217,906	52,663,916
Authorised but not contracted for:		
— Other property, plant and equipment	4,200,991	5,235,712
	66,418,897	57,899,628

20. Commitments *(cont'd)*

(b) Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited) 30 June 2009		(Audited) 31 December 2008	
	Aircraft, engines and flight equipment RMB'000	Land and buildings RMB'000	Aircraft, engines and flight equipment RMB'000	Land and buildings RMB'000
Within one year	2,430,019	255,483	2,671,355	202,540
In the second year	1,933,677	143,537	2,330,080	124,643
In the third to fifth year inclusive	4,100,844	337,770	4,598,624	325,423
After the fifth year	3,576,329	2,462,209	4,100,560	2,398,361
	12,040,869	3,198,999	13,700,619	3,050,967

21. Related party transactions

The Group is controlled by CEA Holding, which owns approximately 74.64% of the Company's shares as at 30 June 2009 (2008: 59.67%). The aviation industry in the PRC is administrated by the CAAC. CEA Holding and accordingly the Group are ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the "SOEs").

(a) Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group's customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

During the Current Period, the Group has entered into the following major transactions with the related parties:

Nature of transactions	Related party	(Unaudited) Six months ended 30 June 2009 RMB'000	2008 RMB'000
(i) With CEA Holding or companies directly or indirectly held by CEA Holding:			
Interest income on deposits at an average rate of 0.36% (2008: 0.36%) per annum	Eastern Air Group Finance Co., Ltd ("EAGF")*	11,282	11,965
Interest expense on loans at rate of 4.61% (2008: 4.87%) per annum	EAGF*	124,334	11,978

21. Related party transactions *(cont'd)*

(a) Related party transactions *(cont'd)*

Nature of transactions	Related party	(Unaudited) Six months ended 30 June 2009 RMB'000	2008 RMB'000
Entrusted short-term loan from CEA Holding through EAGF at interest rate of 4.37% per annum and repayable within 6 months	CEA Holding and EAGF*	5,550,000	—
Automobile maintenance fee	CEA Development Co. Ltd	13,566	14,886
Land and building rental	CEA Holding	27,570	27,700
Handling charges of 0.1% to 2% for the purchase of aircraft, flight spare parts, other property, plant and flight equipment	Eastern Aviation Import & Export Co., Ltd ("EAIEC")*	21,256	20,462
Equipment manufacturing and maintenance	Shanghai Eastern Aviation Equipment Manufacturing Corporation	4,320	4,656
Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited***	129,433	115,581
Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd ("Wheels & Brakes")**	29,808	29,296
	Shanghai Technologies Aerospace Co., Ltd ("STA")**	59,808	50,664

00031

21. Related party transactions *(cont'd)*

(a) Related party transactions *(cont'd)*

Nature of transactions	Related party	(Unaudited) Six months ended 30 June 2009 RMB'000	2008 RMB'000
Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd ("SEAC")***	115,534	77,078
	Qingdao Eastern Air Catering Investment Co., Ltd.***	12,287	13,104
	Xian Eastern Air Catering Investment Co., Ltd.***	18,529	18,300
	Yunnan Eastern Air Catering Investment Co., Ltd.***	8,246	20,038
Advertising expense	Eastern Aviation Advertising Services Co., Ltd ("CAASC")*	638	2,682
Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei Aviation Travel Co., Ltd ("SDATC")*	82	5,133
	Shanghai Tourism (HK) Co., Ltd***	52	2,370
(ii) With CAAC and its affiliates:			
Civil aviation infrastructure levies paid	CAAC	426,846	373,380
Aircraft insurance premium paid through CAAC which entered into the insurance policy on behalf of the Group	CAAC	67,569	77,311

21. Related party transactions *(cont'd)*

(a) Related party transactions *(cont'd)*

Nature of transactions	Related party	(Unaudited) Six months ended 30 June 2009 RMB'000	2008 RMB'000
(iii) With other state-controlled enterprises:			
Take-off and landing fees charges	State-controlled airports	1,615,974	1,285,297
Purchase of aircraft fuel	State-controlled fuel suppliers	4,462,944	6,353,798
Interest income on deposits at an average rate of 0.36% (2008: 0.72%) per annum	State-controlled banks	15,795	8,081
Interest expense on loans at an average rate of 5.40% (2008: 5.72%) per annum	State-controlled banks	706,357	827,886
Commission expense on air tickets sold on behalf of the Group	Other PRC airlines	21,209	35,018
Supply of food and beverages	Other state-controlled enterprises	226,160	198,353

00036

(b) Balances with related parties

(i) **Amounts due from related companies**

Company	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
EAIEC*	189,017	181,788
Other related companies	15,740	26,501
	204,757	208,289

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii) **Amounts due to related companies**

Company	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
EAIEC*	(365,001)	(241,560)
CEA Holding	(84,813)	(69,497)
SEAC***	(6,688)	(46,580)
Other related companies	(20,037)	(55,489)
	(476,539)	(413,126)

Except for amount due to CEA Holding, which is reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

21. Related party transactions *(cont'd)*

(b) Balances with related parties *(cont'd)*

(iii) Short-term deposits and short-term loans with EAGF, a 25% associate of the Group

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Included in "Prepayments, Deposits and Other Receivables" are short-term deposits with an average interest rate of 0.4% (2008: 0.4%) per annum	707,309	1,202,892
Included in "Borrowings" are short-term loans with an average interest rate of 4.4% (2008: 4.3%) per annum	945,151	295,181

(iv) State-controlled banks and other financial institutions

	(Unaudited) 30 June 2009 RMB'000	(Audited) 31 December 2008 RMB'000
Included in "Cash and Cash Equivalents" are bank deposits with an average interest rate of 0.4% (2008: 0.4%) per annum	2,612,384	1,762,245
Included in "Borrowings" are long-term loans with an average interest rate of 5.0% (2008: 5.3%) per annum	14,945,495	14,577,150

21. Related party transactions *(cont'd)*

(c) Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB457 million (2008: RMB357 million) were guaranteed by CEA Holding (Note 18). No bank borrowing of the Company was guaranteed by CEA Holding as at 30 June 2009 (2008: Nil).

Notes:

* EAGF is a 25% associate of the Group. SDATC is a 27.16% associate of the Group, CAASC and EAIEC are both 45% associates of the Group.

** Wheels & Brakes and STA are 40% and 51% jointly controlled entities of the Group respectively.

*** These companies are related companies of the Group as they are either, directly or indirectly, controlled by, under the joint control or significant influence of CEA Holding.

22. Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23. Contingent liabilities

In 2005, the family members of certain victims in the aircraft (the aircraft was then owned and operated by China Eastern Air Yunnan Company) accident, which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People's Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believes that even if there would be a negative outcome for this case, it will not have an adverse effect on the financial condition and results of operations of the Company.

24. Post balance sheet events

(a) Specific mandates in relation to issuance of new A Shares and new H Shares

On 10 July 2009, the Board resolved to convene an extraordinary shareholders' meeting and the class meetings of the holders of A Shares of the Company ("A Shares") and H Shares of the Company ("H Shares") respectively on 7 September 2009 for the grant of (i) an A Share Specific Mandate to the Board to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at the subscription price of not less than RMB4.75 per A Share; and (ii) a H Share Specific Mandate to the Board to issue not more than 490,000,000 new H Shares to CES Global, at the subscription price of not less than HK$1.40 per H Share.

24. Post balance sheet events *(cont'd)*

(b) Proposed absorption of Shanghai Airlines through exchange of shares

On 10 July 2009, the Company entered into an agreement with Shanghai Airlines Co., Ltd ("Shanghai Airlines") in relation to a proposed absorption of Shanghai Airlines through share exchanges at the rate of 1.3 A Shares in exchange of 1 share of Shanghai Airlines (i.e. in aggregate a maximum of 1,694,838,860 A Shares in exchange of 1,303,722,200 shares of Shanghai Airlines). A separate extraordinary shareholders' meeting and respective class meetings will be convened to approve the proposed absorption (the "Absorption Proposal").

Upon full implementation of the terms of the Absorption Proposal, after the approvals by the shareholders of the Company and Shanghai Airlines, together with the requisite consents and approvals from the relevant government authorities has been obtained, all the assets, business, staff and rights of Shanghai Airlines, including but not limited to all operating licence, registration and filing and route operating rights, will be absorbed into and all the liabilities of Shanghai Airlines will be assumed by the Company or a wholly owned subsidiary of the Company to be used to absorb all the assets and assume all the liabilities of Shanghai Airlines.

(c) Additional credit facilities

On 31 July 2009, the Company was granted by CEA Holding to use a four year credit facility of RMB30 billion that CEA Holding obtained from China Development Bank.

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June 2009	2008	Change
Capacity			
ATK (available tonne-kilometres) (millions)	6,053.36	5,752.20	5.24%
— Domestic routes	3,425.60	2,605.81	31.46%
— International routes	2,346.90	2,796.65	-16.08%
— Regional routes	280.86	349.74	-19.69%
ASK (available seat-kilometres) (millions)	40,731.12	37,348.73	9.06%
— Domestic routes	28,329.16	22,088.44	28.25%
— International routes	10,441.04	12,900.38	-19.06%
— Regional routes	1,960.92	2,359.91	-16.91%
AFTK (available freight tonne-kilometres) (millions)	2,387.56	2,390.81	-0.14%
— Domestic routes	875.97	617.85	41.78%
— International routes	1,407.21	1,635.62	-13.96%
— Regional routes	104.38	137.35	-24.00%
Hours flown (thousands)	403.18	368.08	9.54%
Traffic			
RTK (revenue tonne-kilometres) (millions)	3,663.76	3,613.15	1.40%
— Domestic routes	2,219.07	1,787.56	24.14%
— International routes	1,294.04	1,632.85	-20.75%
— Regional routes	150.65	192.74	-21.84%
RPK (revenue passenger-kilometres) (millions)	28,848.84	26,558.20	8.62%
— Domestic routes	21,131.26	16,628.64	27.08%
— International routes	6,426.69	8,389.29	-23.39%
— Regional routes	1,290.89	1,540.27	-16.19%
RFTK (revenue freight tonne-kilometres) (millions)	1,087.99	1,241.07	-12.33%
— Domestic routes	329.71	300.63	9.67%
— International routes	722.16	884.75	-18.38%
— Regional routes	36.12	55.69	-35.14%
Number of passengers carried (thousands)	20,788.06	18,111.84	14.78%
— Domestic routes	17,886.54	14,410.16	24.12%
— International routes	1,963.14	2,620.30	-25.08%
— Regional routes	938.38	1,081.39	-13.22%
Weight of freight carried (kg) (millions)	413.38	449.97	-8.13%
— Domestic routes	238.92	228.53	4.55%
— International routes	147.15	183.40	-19.77%
— Regional routes	27.31	38.05	-28.23%

	For the six months ended 30 June		
	2009	2008	Change
Load factors			
Overall load factor (%)	60.52	62.81	–2.29
— Domestic routes	64.78	68.60	–3.82
— International routes	55.14	58.39	–3.25
— Regional routes	53.64	55.11	–1.47
Passenger load factor (%)	70.83	71.11	–0.28
— Domestic routes	74.59	75.28	–0.69
— International routes	61.55	65.03	–3.48
— Regional routes	65.83	65.27	0.56
Freight load factor (%)	45.57	51.91	–6.34
— Domestic routes	37.64	48.66	–11.02
— International routes	51.32	54.09	–2.77
— Regional routes	34.61	40.55	–5.94
Break-even load factor (%)	60.77	71.75	–10.98
Yield and costs			
Revenue tonne-kilometers yield (RMB)	4.41	5.30	–16.79%
— Domestic routes	4.90	5.78	–15.22%
— International routes	3.39	4.64	–26.94%
— Regional routes	6.00	6.46	–7.12%
Passenger-kilometers yield (RMB)	0.51	0.62	–17.74%
— Domestic routes	0.50	0.60	–16.67%
— International routes	0.52	0.65	–20.00%
— Regional routes	0.60	0.65	–7.69%
Freight tonne-kilometers yield (RMB)	1.41	2.23	–36.77%
— Domestic routes	1.11	1.24	–10.48%
— International routes	1.43	2.43	–41.15%
— Regional routes	3.61	4.47	–19.24%
Available tonne-kilometers unit cost (RMB)	2.68	3.78	–29.10%
Daily average utilisation rate of aircraft	9.3	9.1	2.20%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

As at 30 June 2009, the Group operated approximately 6,628 scheduled flights per week to 20 countries serving a total of 138 domestic and foreign cities. As at 30 June 2009, the Group added a total of six aircraft to its fleet, including the purchase of three A320 aircraft, two B737-700 aircraft and one B737-800 aircraft, and surrendered the lease of three aircraft comprising two B737-300 aircraft and one B737-800 aircraft. As at 30 June 2009, the Group operated a total of 243 aircraft, including 217 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

As at 30 June 2009, in terms of the number of flight take-off and landing, the Group accounted for 37.8% and 28.7% of all flights at Hongqiao Airport and Pudong Airport, respectively.

During the first half of 2009, the global recession arising from the financial crisis still persists. It is believed that 2009 will be the most difficult year for the air transportation industry. For the international civil aviation industry, the global demand for passenger and cargo transportation declined significantly. For the civil aviation industry of China, the negative growth in the international aviation market demand since the second half of last year still continues. In particular, the demand for air transportation in the markets of Europe and the United States, Japan and South Korea and Hong Kong decreased drastically. As Shanghai, where the Group is based, is more internationalized, the impact from the financial crisis was most prominent. Accordingly, the demand growth rate in Shanghai's aviation market was far lower than the national average growth level of the PRC. Since May 2009, the global civil aviation industry was further affected by the H1N1 flu pandemic, adding uncertainty to the future demand in the aviation market. Although the prices of the international crude oil and aviation fuel decreased significantly when compared with the same period of last year, and an effective control of operating costs was achieved by the Group's active control on reducing costs and expenditure and the growth scale of transportation capacity during the past half year, the overall decline in demand on the air transportation market had a material adverse impact on the Group's results.

In terms of passenger traffic, the Group successfully re-allocated its capacity according to the market demand by closing down certain international long-distance routes which recorded great loss, adjusting the aircraft models for some international and regional routes and increasing the input of capacity for the domestic market. More capacity has been put into key markets including Shanghai, the Group's base, and regional hubs including Xi'an, Kunming, Beijing, Hangzhou and Chengdu. At present, the number of express and sub-express routes departing from Shanghai have grown to 15. The Group has established a real time dynamic control system on flight seating by way of consolidating the revenue management, provided a lot of transit products by way of strengthening its sales network and actively explored the market of group customers through developing marketing channels and promoting customer manager system to strengthen its efforts in direct-sale. In order to actively enhance the Group's overall revenue, we have proactively promoted business cooperation with certain banks and telecommunications operators and developed the "95530" information platform integrating marketing with customer services, and put great efforts in developing B2C website direct-sale and telephone payment.

In terms of freight transport, the Group actively implemented measures to increase cargo revenue by way of resource integration and developing businesses through the cargo bay of passenger aircraft, thereby establishing Shanghai as a freight transport hub; strengthened its transit businesses by commencing the truck flights between the major cities in Yangtze River Delta and Shanghai. Besides, we also adjusted our marketing mode and established various customer service and sales groups. We also made use of the excess capacity, to launch charter aircraft business in order to increase revenue. Further, by adjusting its product structure and actively putting more marketing efforts for specialty goods, the Group recorded an increase both in the volume of specialty goods and revenue accordingly.

In terms of services, the Group endeavoured to build its core service brands such as "Ling-yan" and China Eastern Express. Meanwhile, the Group has been improving its evaluation mechanism on service quality and stepping up its efforts in addressing and investigating passengers' complaints, with a view to boosting passengers' satisfaction. Committed to promoting the on-time flight rate, the Group has launched the special rectification measures against flight delays and strengthened on-site operational management and coordination on the ground. As a result, the Group maintained its leading position in the industry as regards the punctuality rate of its flights.

Operational revenues

As at 30 June 2009, the total traffic volume of the Group was 3,664 million tonne-kilometres, representing an increase of 1.40% from the same period last year, while traffic revenues amounted to RMB16,171 million, representing a decrease of 15.57% from the same period last year. It was primarily due to decrease in revenue per unit which in turn was attributable to the intensified competition in the domestic market of air transportation with a lack of international and regional market demand for air transportation under the global financial crisis.

During the first half of 2009, passenger traffic volume was 28,849 million passenger kilometres, representing an increase of 8.62% from the same period last year. Compared to the same period last year, passenger revenues decreased by 10.66% to RMB14,639 million, accounting for 90.53% of the Group's transportation revenues. It was primarily due to the lack of market demand for air transportation under the global financial crisis, with the most notable impact on our international and regional routes, in which the competition in respect of domestic routes became more intensified, and the revenue per unit dropped accordingly.

Passenger traffic volume on domestic routes was 21,131 million passenger-kilometres, representing an increase of 27.08% from the same period last year. The domestic passenger revenues increased by 5.52% to RMB10,516 million, accounting for 71.83% of total passenger revenues.

Passenger traffic volume on international routes was 6,427 million passenger-kilometres, representing a decrease of 23.39% from the same period last year. The international passenger revenues decreased by 38.27% to RMB3,349 million, accounting for 22.88% of total passenger revenues.

Passenger traffic volume on regional routes was 1,291 million passenger-kilometres, representing a decrease of 16.19% from the same period last year. The regional passenger revenues decreased by 22.29% to RMB774 million, accounting for 5.29% of total passenger revenues.

During the first half of 2009, cargo and mail traffic volume was 1,088 million tonne-kilometres, representing a decrease of 12.33% from the same period last year. The freight transport revenues was RMB1,532 million, accounting for 9.47% of the Group's transport, representing a decrease of 44.65% from the same period last year. It was primarily due to the large drop in transportation prices under the sharp decrease of demand for cargo transportation by air under the impact of the global financial crisis.

Operating expenses

Total operating costs of the Group for the first half of 2009 decreased by 25.12% to RMB16,217 million compared to the same period last year. It was mainly attributable to the substantial decrease in the expenditure on aircraft fuel as compared to the same period last year caused by the drop in international oil prices.

During the first half of 2009, the Group's expenditure on aircraft fuel was RMB5,121 million, representing a decrease of 40.88% compared to the same period last year. It was mainly attributable to the substantial decrease in the average price of aircraft fuel as compared to the same period last year.

During the first half of 2009, the Group's take-off and landing charges were RMB2,673 million, representing an increase of 0.72% from the same period last year.

During the first half of 2009, the Group's gain on fair value movements of fuel option contracts was RMB2,794 million, representing an increase of RMB2,343 million compared to the same period last year.

During the first half of 2009, the Group's depreciation and amortisation were RMB2,529 million, representing an increase of 10.31% compared to the same period last year.

During the first half of 2009, the Group's wages, salaries and benefits expenses were RMB2,270 million, representing an increase of 11.88% compared to the same period last year.

During the first half of 2009, the Group's aircraft maintenance expenses were RMB1,210 million, representing an increase of 11.80% compared to the same period last year.

During the first half of 2009, the Group's in-flight food and beverages expenses were RMB613 million, representing a decrease of 6.90% compared to the same period last year.

During the first half of 2009, the Group's aircraft operating lease rentals were RMB1,267 million, representing a decrease of 6.99% compared to the same period last year.

During the first half of 2009, the Group's other operating lease rentals were RMB192 million, representing an increase of 14.19% compared to the same period last year.

During the first half of 2009, the Group's selling and marketing expenses were RMB860 million, representing an increase of 7.25% compared to the same period last year.

During the first half of 2009, the Group's payment of civil aviation infrastructure levies increased by 14.32% to RMB427 million compared to the same period last year.

During the first half of 2009, the Group's office, administrative and other expenses decreased by 11.66% to RMB1,719 million compared to the same period last year. It was mainly due to the Group's stepped-up efforts in cost control with its implementation of various cost-cut measures.

Other income and other gain

During the first half of 2009, the Group's other income and other gain increased by 177.85% to RMB1,113 million compared to the same period of last year, mainly as a result of the return of civil aviation infrastructure levies paid.

Finance costs

During the first half of 2009, the Group's finance revenue was RMB146 million, and finance costs were RMB1,131 million, primarily comprising the interest expense of RMB930 million on loans from banks, other financial institutions and other payables, representing a decrease of 0.21% compared to the same period last year, and the interest expense of RMB264 million on finance lease obligations, representing a decrease of 21.66% compared to the same period last year.

Operating profit/(loss)

The Group's profit attributable to equity holders for the six months ended 30 June 2009 was RMB985 million, while its profit per share attributable to equity holders was RMB0.20 (the weighted average number of ordinary shares the Company issued and outstanding as at 30 June 2009 was 4,954.304 million shares).

Liquidity, capital resources and capital structure

The Group generally finances its working capital requirements through business operations and short- term bank loans. As at 30 June 2008 and 2009, the Group had cash and cash equivalents of RMB4,618 million and RMB3,797 million respectively. Net cash generated by the Group's operating activities was RMB1,216 million of inflow and RMB563 million of outflow during the period ended 30 June 2008 and 2009 respectively. Other than expenditure on operating costs, the Group's primary cash requirements in the first half of 2009 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. During the period ended 30 June 2008 and 2009, the Group's net cash employed in investment activities was RMB2,991 million and RMB1,840 million respectively. During the period ended 30 June 2008, the net cash generated from the Group's financing activities was RMB4,772 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash inflow from the Group's financing activities during the period ended 30 June 2009 was RMB2,746 million, which was mainly derived from proceeds of bank borrowings.

The Group generally operates with net current liabilities. As at 30 June 2009, the Group's current liabilities exceeded its current assets by RMB34,151 million, and the ratio of long-term loans to equity was 1.27:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks or foreign-invested banks in China to meet its working capital requirements.

Pledges on assets and contingent liabilities

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2009, the total value of the Group's mortgaged assets amounted to RMB9,377 million, representing an increase of 7.50% from RMB 8,723 million as at the end of 2008.

Employees

As at 30 June 2009, the Group had about 44,798 employees, the majority of whom are located in China. The wages of the Group's employees generally consist of basic salaries and performance bonuses. During the first half of 2009, the Group was not involved in any major labour disputes with its employees, nor has it experienced a substantial reduction in the number of employees, nor has the Group encountered any difficulty in recruiting new employees.

Outlook for the second half of 2009

The Group would like to caution readers of this report that the Group's 2009 interim report contains certain forward-looking statements, such as descriptions of the Group's work plans for the second half of the year and beyond, and forward-looking statements on the global and domestic economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the Group's forward-looking statements.

According to the economic data in respect of the first half of 2009 announced by various countries, signs of stability and recovery have been seen in the global economy. Regarding China, a GDP growth of 7.1% was recorded in the first half of 2009, showing that the proactive fiscal policy and the appropriately loose monetary policy adopted by the Chinese Government have effectively given a huge impetus to the economy. It is expected that the GDP growth of China for the year would reach about 8% and China's economy would become the key pivot for the stability and recovery of the world's economy. The aviation market demand will be boosted under the economic transformation of the PRC, expansion in investment and encouraged consumption of China. The steps to make Shanghai an aviation hub together with the World Expo 2010 Shanghai which is drawing near, will create a lot of business opportunities which are precious to the development of the Group.

In order to sustain the organic growth of the Group, increase its competitiveness and maintain its market share, and to meet the varying market demand and needs of flight route optimization, the Group will introduce seven A320, five B737-700, three B737-800 passenger aircraft to its fleet during the second half of 2009. Meanwhile, the Group will also plan to dispose of some aged aircraft in due course, so as to optimize its aircraft fleet and keep a balanced growth for its transportation capacity.

In view of the current market operating environment and the Group's actual situation, the Group intends to undertake specific measures in the second half of 2009 as follows:

1. In terms of safety, the Group will strengthen its management basis, effectively set up the SMS safety system, enhance safety knowledge and skills training and improve aircraft maintenance and management, sparing no effort to ensure safety.

2. In terms of passenger traffic, the Group will endeavor to put greater efforts in the flight route optimization and allocation, seating control and pricing management, enhancing the overall revenue and service quality, establishing the infrastructures of transport hubs and consolidating the network transit route services. The Group will focus on the transformation of its sales and marketing division to boost the marketing strength, formulating an improved sales representatives and customer-service managers system, refining the channel management for domestic and overseas markets, exploring the international market for main-stream customers, comprehensively enhancing the marketing strength for long-distance flight routes. Further, the Group will reinforce the establishment of direct sale channels and collaborate with third parties such as e-payment enterprises, telecommunication service providers and banks to launch comprehensive marketing campaigns and integrate the resources for our B2C website, "95530" customer-service hotline and mobile platforms for the purpose of setting up a centralized e-business platform. The Group will put more efforts in exploring the markets of group customers and regular tourists, setting up our customer management and sales system, intensively launching the marketing program for regular tourists to promote the corresponding tourist volume and flight passenger rate. To capitalize on the World Expo 2010 Shanghai, the Group will actively launch its intensive marketing activities, design diversified thematic aviation products, and thereby promote our corporate and brand image.

3. In terms of freight transport, the Group will expand its hub network for freight transport, facilitate the inter-connection of passenger and freight aircraft networks, allocate scheduled truck flights, strengthen the revenue management, standardize the pricing management process, enhance the customer relationship management and increase the proportion of major clients. Besides, the Group will commence the strategic alliance with logistics companies, continue to promote the sale in respect of specialty cargoes,

progressively nurture the ability and goodwill in specialty cargo freight as well as the related brand building. We will also launch the comprehensive cargo tracking to keep abreast of the real-time transportation status, consolidate our ground freight service to maintain the competitive edge, shorten the time required for cargo delivery and cut-off, implement and refine the operating modes of peripheral marketing and service control in order to enhance the quality of services rendered by outports.

4. In terms of cost control, the Group will control capital expenditure and restrain the increase in fixed cost at the outset. It will strictly control aircraft fuel consumption, cut down repair and maintenance costs and control the supplies on board and service fees. The costs of overseas crew will also be reduced, with the work flow improved and the service cycle shortened in order to reduce the costs of procurement. In addition, the Group will refine its debt structure for the purpose of capital risk aversion, and reduce the capital costs to seek favourable treatment.

5. In terms of enhancing brand services, the Group will enhance its service capabilities on the basis of hub building. It will further shorten the closing period for check-in on the main airlines, and conduct the "One-ticket Service, Single Check-in for Luggage" activities comprehensively. The Group will also expedite the design and development of service products and improve the service process. In addition, we shall establish a service evaluation standard based on customers' satisfaction level and enhance the ability to make prompt responses with improved services. In the meantime, the Group will also put greater efforts in the area of service hardware, and focus on the revamping of service facilities of the first and business classes both in the air and on the ground. The Group will also improve the customer services skills and communication abilities of the staff and establish the system of customer-service managers, thereby attaining a higher degree of satisfaction of high-end customers. The Group will continue to put high emphasis on the proper operation of flights, upgrade its emergency responses as well as maintain the leading position in the industry in terms of the flight punctuality rate.

6. In terms of integration and cooperation, the Group will actively procure business integration and cooperation with Shanghai Airlines based on the corporate culture integration as our focus. The Group will further explore any room for business development, enhance the research and discussion on joining of airlines alliance, and to improve the operation of the Company.

FLEET PLANNING

As at 30 June 2009, the details of our aircraft on order, which are scheduled and expected to be introduced and put into service, are as follows:

Year of delivery	Type of aircraft	Number of aircraft
Second half of 2009	A320	7
	B737-700	5
	B737-800	3
2010	A320	14
	B737-700	4
	B737-800	2
2011	A320	11
	B787	3
	B737-700	1

MATERIAL MATTERS

1. Dividends

The Board does not recommend payment of any interim dividend for the six months ended 30 June 2009.

2. Share capital structure*

	Total number of shares	Approximate Percentage of shareholding (%)
I. A shares of the Company ("A Shares")		
1. Listed shares with trading moratorium	4,341,375,000	56.08
2. Listed shares without trading moratorium	396,000,000	5.12
II. H shares of the Company ("H Shares")	3,004,325,000	38.80
III. Total number of shares	7,741,700,000	100

* Please refer to the announcements of the Company dated 26 June 2009 and 2 July 2009 respectively for details.

00051

3. Substantial Shareholders

So far as the directors of the Company ("Directors") are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company's senior management, had, as at 30 June 2009, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 30 June 2009, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2009, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

			Interest As at 30 June 2009			
Name of shareholders	Nature of shares held	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A Shares	Approximate percentage of shareholding in the Company's total issued H Shares	Short position
China Eastern Air Holding Company ("CEA Holding")	A Shares	4,341,375,000	68.86%	131.56%	–	–
CEA Holding (Note 1)	H Shares	1,437,375,000	22.80%	–	47.84%	–
CES Global Holdings (Hong Kong) Limited ("CES Global") (Note 1)	H Shares	1,437,375,000	22.80%	–	47.84%	–
HKSCC Nominees Limited (Notes 2 to 3)	H Shares	1,541,001,139	24.44%	–	51.29%	–

Notes:

Based on the information available to the Directors as at 30 June 2009 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware and understand, as at 30 June 2009:

1. Such H Shares were held by CES Global, in the capacity of beneficial owner, which in turn is 100% held by CEA Holding.

2. Among the 1,541,001,139 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 6.29% of the Company's then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

3. Among the 1,541,001,139 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 90,371,770 H Shares (representing approximately 3.01% of the Company's then total issued H Shares). Barclays PLC was interested in the aforesaid 90,371,770 H Shares in the manner as follows:

   a. 336,970 H Shares (representing approximately 0.02% of the Company's then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

   b. 4,790,000 H Shares (representing approximately 0.31% of the Company's then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

   c. 85,244,800 H Shares (representing approximately 5.44% of the Company's then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2009, among the 1,541,001,139 H Shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4. Shareholding of Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management of the Company in the issued share capital of the Company as at 30 June 2009 were set out as follows:

Name	Position	Number of listed A Shares held – Personal interest	Capacity in which the A Shares were held
Liu Shaoyong	Chairman, Director	–	–
Li Jun	Vice-Chairman, Director	–	–
Ma Xulun	Director	–	–
Luo Chaogeng	Director	6,600 A Shares (Note 1)	Beneficial owner
Luo Zhuping	Director, Company secretary	11,616 A Shares (Note 2)	Beneficial owner
Hu Honggao	Independent non-executive Director	–	–
Wu Baiwang	Independent non-executive Director	–	–
Zhou Ruijin	Independent non-executive Director	–	–
Xie Rong	Independent non-executive Director	–	–
Sandy Ke-Yaw Liu	Independent non-executive Director	–	–

Name	Position	Number of listed A Shares held — Personal interest	Capacity in which the A Shares were held
Liu Jiangbo	Chairman of the Supervisory Committee	—	—
Xu Zhao	Supervisor	—	—
Yan Taisheng	Supervisor	—	—
Feng Jinxiong	Supervisor	—	—
Liu Jiashun	Supervisor	3,960 A Shares (Note 3)	Beneficial owner
Zhang Jianzhong	Vice President	—	—
Li Yangmin	Vice President	3,960 A Shares (Note 3)	Beneficial owner
Fan Ru	Vice President	3,696 A Shares (Note 4)	Beneficial owner
Wu Yongliang	Chief Financial Officer	3,696 A Shares (Note 4)	Beneficial owner

Note 1: representing approximately 0.00015% of the Company's total issued and listed A Shares, totalling 4,341,375,000 A Shares, as at 30 June 2009.

Note 2: representing approximately 0.00027% of the Company's total issued and listed A Shares, totalling 4,341,375,000 A Shares, as at 30 June 2009.

Note 3: representing approximately 0.000091% of the Company's total issued and listed A Shares, totalling 4,341,375,000 A Shares, as at 30 June 2009.

Note 4: representing approximately 0.000085% of the Company's total issued and listed A Shares, totalling 4,341,375,000 A Shares, as at 30 June 2009.

Save as disclosed above, as at 30 June 2009, none of the Directors, the Company's supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

5. Purchase, sale or redemption of securities

During the six months ended 30 June 2009, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ("securities" having the meaning ascribed thereto under Article 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

During the six months ended 30 June 2009, the Company has adopted a model code on no less exacting terms than the Model Code as its code of conduct regarding Directors' securities transactions. Having made specific enquiries of all the Directors, the Company understands that the Directors have complied with the required standard set out in the Model Code regarding Directors' securities transactions.

6. Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the six months ended 30 June 2009 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

7. Material litigation and arbitration

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions precedent with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non-convenients for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the Court of Appeal of California, which then issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People's Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believes that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation.

Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30 June 2009.

8. Audit Committee

The Audit Committee of the Company has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board regarding the internal control and financial reporting issues, including a review of the unaudited interim financial statements of the Group for the six months ended 30 June 2009.

The Audit Committee does not have any difference in opinions on the accounting principles and methodology adopted by the Group.

9. Changes in personnel

Name	Date of Appointment/ Termination	Approval Organization	Position
Termination			
Li Fenghua	3 February 2009	the first extraordinary general meeting in 2009	Director
Cao Jianxiong	3 February 2009	the first extraordinary general meeting in 2009	Director
Wang Taoying	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference	Employee representative supervisor
Yang Jie	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference	Employee representative supervisor
Luo Weide	31 March 2009	the 23rd meeting of the 5th session of the Board	Chief Financial Officer
Peter Lok	13 June 2009	the 2008 Annual General Meeting	Independent non-executive Director
New Appointment			
Liu Shaoyong	3 February 2009	the first extraordinary general meeting in 2009	Director
Liu Shaoyong	3 February 2009	the 20th meeting of the 5th session of the Board	Chairman
Ma Xulun	3 February 2009	the first extraordinary general meeting in 2009	Director
Yan Taisheng	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference	Employee representative supervisor
Feng Jinxiong	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee's representatives conference	Employee representative supervisor
Wu Yongliang	31 March 2009	the 23rd meeting of the 5th session of the Board	Chief Financial Officer
Sandy Ke-Yaw Liu	13 June 2009	the 2008 Annual General Meeting	Independent non-executive Director

10. Changes of Directors and supervisors under Rule 13.51B(1) of the Listing Rules

Changes of Directors and supervisors disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out as follows:

Mr. Ma Xulun became a director of 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (a subsidiary of the Company) with effect from 4 January 2009 and became the chairman of such company with effect from 5 January 2009.

11. Miscellaneous

a. On 10 December 2008, CEA Holding entered into an A share subscription agreement (the "Original A Share Subscription Agreement") with the Company to subscribe for new A Shares to be issued by the Company. Simultaneously with the entering into of the Original A Share Subscription Agreement, CES Global entered into an H share subscription agreement with the Company (the "Original H Share Subscription Agreement") to subscribe for new H Shares to be issued by the Company. Subsequently, the parties made adjustments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; on 29 December 2008, CEA Holding entered into a revised A share subscription agreement with the Company and CES Global entered into a revised H share subscription agreement with the Company. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. On 26 February 2009, the relevant resolutions in respect of the subscriptions of newly issued A Shares and H Shares by CEA Holding and CES Global respectively were passed at the extraordinary general meeting and the respective class meetings of shareholders. The aforesaid agreements have been approved by relevant regulatory bodies, and the change in the company's share capital has been completed. For details, please refer to the announcements of the Company issued in Hong Kong dated 10 December 2008, 24 December 2008, 29 December 2008, 26 February 2009, 13 May 2009, 22 May 2009, 23 June 2009, 28 June 2009, 2 July 2009 and 3 July 2009 and its circulars dated 8 January 2009 and 10 February 2009.

CEA Holding has given the following undertakings in relation to the enforcement of the aforesaid agreements: 1. Within 3 years of completion of the aforesaid issuance, it shall not transfer its interests in the shares of the Company obtained pursuant to such issuance; 2. it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete relevant legal procedures in relation to the transfer of property rights; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property rights in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.

b. On 15 January 2009, CEA Holding (as the principal), 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the "Finance Company") (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement in Shanghai, pursuant to which, the Company would obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company. CEA Holding, holding 59.67% of the Company's entire share capital prior to the issuance of A Shares and H Shares as refered to in the above paragraph, is the controlling shareholder and a connected person of the Company. Since CEA Holding is also the controlling shareholder of the Finance Company, the Finance Company is a connected person of the Company. Pursuant to the Listing Rules of the Shanghai Stock Exchange, this transaction constitutes a connected transaction of the Company. This transaction has been considered by the 19th ordinary meeting of the 5th Board and has been unanimously approved by all the independent Directors by means of written consent. The connected Directors have abstained from voting. Details are set out in the announcement of the Company issued in Hong Kong dated 15 January 2009.

c. Pursuant to the framework renewal agreements governing continuing connected transactions related to daily operations, which was considered and approved by the Board in its third regular meeting 2008 held on 29 April 2008, considered and approved by the Shareholders' meeting held on 30 June 2008, and considered and approved by the Board in its fifth regular meeting 2008 held on 28 October

2008, and the new framework agreement governing import and export agency services, which was considered and approved by the Board in its second regular meeting 2009 held on 15 April 2009, revisions have been made to the estimated caps for transactions for 2009 and 2010. Estimated and actual figures for 2009 are set out as follows:

Category	Incurred up to 30 June 2009 (RMB)	Estimated 2009 annual caps for transactions as approved (RMB)
Financial Services Agreement (balance of deposit)	707 million	2,500 million
Catering Services Agreement	154.60 million	540.39 million
Import and Export Agency Agreement	21.26 million	60 million
Maintenance Services Agreement	4.32 million	18 million
Property Leasing Agreement	27.57 million	60 million
Advertising Agency Services Agreement	0.64 million	23.50 million
Sales Agency Services Agreement (agency fee)	0.13 million	17.15 million
Automobile Repairing Services Agreement	13.57 million	35 million

d. On 30 April 2009, the Company entered into the Aircraft Sale and Purchase Agreements and the Aircraft Lease Agreements with 交銀金融租賃有限公司 (Bank of Communications Financial Leasing Co., Ltd.) in connection with two Airbus A340 series aircraft, pursuant to which, the Company will sell and lease back the two Airbus A340 series aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 30 April 2009.

e. On 15 June 2009, the Company entered into the aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of twenty Airbus A320 series aircraft (with engines). Details are set out in the announcement of the Company issued in Hong Kong dated 17 June 2009.

f. The principal place of business of the Company in Hong Kong has been changed from 5th Floor, McDonald's Building, 48 Yee Wo Street, Hong Kong to Unit B, 31/F., United Centre, 95 Queensway, Hong Kong. Details are set out in the announcement of the Company issued in Hong Kong dated 3 July 2009.

g. On 10 July 2009, the Board resolved, among others, to convene an extraordinary general meeting and the respective class meetings for the grant of specific mandates to the Board (i) to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at an issue price of not less than RMB4.75 per A Share ("A Share Specific Mandate"); and (ii) to issue not more than 490,000,000 new H Shares to CES Global, at an issue price of not less than HK$1.4 per H Share ("H Share Specific Mandate").

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share.

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which, CES Global agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share.

The extraordinary general meeting and the respective class meetings of the Company are scheduled to be held on 7 September 2009 for considering, among others, A Share Specific Mandate and H Share Specific Mandate and transactions contemplated thereunder. Details are set out in the announcement of the Company dated 10 July 2009 and the circular of the Company dated 24 July 2009, both issued in Hong Kong.

h. On 10 July 2009, the Company entered into an absorption agreement with 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) ("Shanghai Airlines") in relation to the absorption of Shanghai Airlines by way of the issuance of new A Shares in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A Shares for every existing issued share of Shanghai Airlines. A separate extraordinary general meeting and respective class meetings will be convened by the Company for the purpose of approving the intended absorption proposal. Details are set out in the announcement of the Company issued in Hong Kong dated 10 July 2009.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, People's Republic of China
10 August 2009

The Directors, as at the date of this report, are:

Liu Shaoyong	*(Chairman)*
Li Jun	*(Vice Chairman)*
Ma Xulun	*(Director, President)*
Luo Chaogeng	*(Director)*
Luo Zhuping	*(Director, Company Secretary)*
Hu Honggao	*(Independent Non-executive Director)*
Wu Baiwang	*(Independent Non-executive Director)*
Zhou Ruijin	*(Independent Non-executive Director)*
Xie Rong	*(Independent Non-executive Director)*
Sandy Ke-Yaw Liu	*(Independent Non-executive Director)*

h. 本公司於二零零九年七月十日與上海航空股份有限公司(「上航」)簽訂了一份關於通過增發新股並以新增的每1.3股本公司A股股票交換1股上航現有股票的計劃對上航進行吸收合併的吸併協議。公司將另行召開股東特別大會及相關類別股東會以批准擬定的吸併計劃。詳情請參閱本公司在香港刊發的日期為二零零九年七月十日的公告。

承董事會命
中國東方航空股份有限公司
劉紹勇
董事長

中華人民共和國，上海
二零零九年八月十日

於本報告刊發日期，本公司董事如下：

劉紹勇	*(董事長)*
李　軍	*(副董事長)*
馬須倫	*(董事、總經理)*
羅朝庚	*(董事)*
羅祝平	*(董事、公司秘書)*
胡鴻高	*(獨立非執行董事)*
吳百旺	*(獨立非執行董事)*
周瑞金	*(獨立非執行董事)*
謝　榮	*(獨立非執行董事)*
劉克涯	*(獨立非執行董事)*

f. 本公司在香港的主要營業地點已由香港恰和街48號麥當勞大廈5樓，改為香港金鐘道95號統一中心31樓B室。詳情請參閱本公司在香港刊發的日期為二零零九年七月三日的公告。

g. 本公司董事會於二零零九年七月十日決議(其中包括)分別召開股東特別大會及相關類別股東會，以向董事會做出特別授權，(i)向不多於10名(受限於發行時根據中國法律法規許可的特定投資者上限)特定投資者(包括東航集團)發行不超過1,350,000,000股新發行的本公司A股，發行價格不低於每股A股人民幣4.75元(「A股特別授權」)；及(ii)向東航國際發行不超過490,000,000股新發行的本公司H股，發行價格不低於每股H股港幣1.4元(「H股特別授權」)。

於二零零九年七月十日，與A股特別授權擬進行的交易相關並作為該等交易的一部份，東航集團與本公司訂立了A股認購協議，據此，東航集團同意按每股A股不低於人民幣4.75元的認購價認購，而本公司同意發行，不多於490,000,000股新的A股。

於二零零九年七月十日，與H股特別授權擬進行的交易相關並作為該等交易的一部份，東航國際與本公司訂立H股認購協議，據此，東航國際同意按每股H股不低於港幣1.40元的認購價認購，而本公司同意發行，不多於490,000,000股新的H股。

本公司股東特別大會及類別股東會議定於二零零九年九月七日舉行藉以審議(其中包括)的A股特別授權及H股特別授權及其項下擬進行的的交易。詳情請參閱本公司在香港刊發的日期為二零零九年七月十日的公告以及日期為二零零九年七月二十四日的通函。

日召開本公司董事會二零零九年度第2次例會審議通過了新的進出口代理服務框架協議，對二零零九年和二零一零年的交易上限做了重新預估。對二零零九年的預估和實際履行情況如下：

類別	截至二零零九年六月三十日的發生額（人民幣）	經批准的二零零九年全年預估交易金額上限（人民幣）
《金融服務協議》(存款餘額)	7.07億	25億
《航空食品供應協議》	15,460萬	54,039萬
《進出口代理協議》	2126萬	6,000萬
《設備供應協議》	432萬	1,800萬
《物業協議》	2,757萬	6,000萬
《廣告代理協議》	64萬	2,350萬
《票代協議》代理費	13萬	1,715萬
《汽車修理協議》	1,357萬	3,500萬

d. 於二零零九年四月三十日，本公司與交銀金融租賃有限公司簽訂了2架空客A340系列飛機的《飛機買賣協議》和《飛機租賃協議》，出售並回租2架空客A340系列飛機，詳情請參閱本公司在香港刊發的日期為二零零九年四月三十日的公告。

e. 於二零零九年六月十五日，本公司與空中客車公司在上海簽訂《飛機購買協議》，購買20架空客A320系列飛機（連發動機），詳情請參閱本公司在香港刊發的日期為二零零九年六月十七日的公告。

東航集團關於執行上述協議做出以下承諾：1、在該等發行完成後的三年內，不轉讓其在此次發行後擁有權益的本公司的股份。2、將盡一切可能使本公司獲得作為其出資的相關土地使用權證和房屋產權證，完善相關產權過戶的法律手續；如因未能及時辦理相關產權過戶手續而給本公司造成任何損失，則東航集團將承擔由此發生的一切責任，並賠償本公司由此所遭受的全部損失。

b. 於二零零九年一月十五日，東航集團（作為委託方）、東航集團財務有限責任公司（「財務公司」）（作為受託方）、本公司（作為借款方）在上海簽訂委託貸款協議，據此，本公司從財務公司獲得由東航集團提供的短期貸款共計55.5億元人民幣。由於東航集團持有本公司定向增發（見前段）前總股本的59.67%，是本公司的控股股東即關聯人；財務公司的控股股東亦為東航集團，因此是本公司的關聯人。根據上海證券交易所《股票上市規則》的規定，本次交易構成了公司的關聯交易。本次交易的議案經本公司第五屆董事會第19次普通會議審議，董事以通訊方式，簽字表決通過，全體獨立董事均同意委託貸款協議。關聯董事回避了表決。詳情請參閱本公司在香港刊發的日期為二零零九年一月十五日的公告。

c. 二零零八年四月二十九日經本公司董事會二零零八年度第3次例會審議批准，經二零零八年六月三十日股東大會審議通過及經二零零八年十月二十八日本公司董事會二零零八年度第5次例會審議批准的與日常經營相關的持續性關聯交易框架延期協議以及二零零九年四月十五

10. 根據上市規則第13.51B(1)條之董事或監事變更資料

以下是根據上市規則第13.51B(1)條而披露之董事或監事變更資料：

馬須倫先生於二零零九年一月四日起擔任中國貨運航空有限公司（本公司的附屬公司）的董事並於二零零九年一月五日起擔任該公司董事長。

11. 其他

a. 於二零零八年十二月十日，東航集團與本公司訂立了一份A股認購協議（「原A股認購協議」），認購本公司擬發行的新A股；於訂立原A股認購協議的同時，東航國際與本公司訂立了一份H股認購協議（「原H股認購協議」），認購本公司擬發行的新H股。其後，協議各方就原A股認購協議及原H股認購協議中的某些條款進行修改，並於二零零八年十二月二十九日，東航集團與本公司訂立了一份經修訂的A股認購協議，東航國際與本公司訂立了一份經修訂的H股認購協議，原A股認購協議和原H股認購協議被相應撤銷。於二零零九年二月二十六日，東航集團及東航國際分別認購新發行的A股及H股的相關決議在股東特別大會及各自的類別股東會議上獲得通過。該等協議已獲相關監管機構核准並已執行，公司股本變動已完成。詳情請參閱本公司在香港刊發的日期為二零零八年十二月十日、二零零八年十二月二十四日、二零零八年十二月二十九日、二零零九年二月二十六日、二零零九年五月十三日、二零零九年五月二十二日、二零零九年六月二十三日、二零零九年六月二十八日、二零零九年七月二日及二零零九年七月三日的公告和日期為二零零九年一月八日及二零零九年二月十日的通函。

9. 人員變動情況

姓名	就任日期／離任日期	決議機構	職務
離任			
李豐華	二零零九年二月三日	二零零九年第一次臨時股東大會	董事
曹建雄	二零零九年二月三日	二零零九年第一次臨時股東大會	董事
王桃英	二零零九年三月二十六日	第四屆第五次職代會二零零九年第一次組長聯席會議	職工代表監事
楊潔	二零零九年三月二十六日	第四屆第五次職代會二零零九年第一次組長聯席會議	職工代表監事
羅偉德	二零零九年三月三十一日	第五屆董事會第二十三次會議	財務總監
樂鞏南	二零零九年六月十三日	二零零八年度股東大會	獨立非執行董事
新任			
劉紹勇	二零零九年二月三日	二零零九年第一次臨時股東大會	董事
劉紹勇	二零零九年二月三日	第五屆董事會第二十次會議	董事長
馬須倫	二零零九年二月三日	二零零九年第一次臨時股東大會	董事
燕泰勝	二零零九年三月二十六日	第四屆第五次職代會二零零九年第一次組長聯席會議	職工代表監事
馮金雄	二零零九年三月二十六日	第四屆第五次職代會二零零九年第一次組長聯席會議	職工代表監事
吳永良	二零零九年三月三十一日	第五屆董事會第二十三次會議	財務總監
劉克涯	二零零九年六月十三日	二零零八年度股東大會	獨立非執行董事

7. 重大訴訟、仲裁事項

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬(「原告」)在美國法院提起訴訟向本公司求償。二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理的決定。該高等法院於二零零八年五月六日駁回了原告的請求。原告遂於二零零八年七月十日提出第二次請求撤銷的動議。二零零八年八月二十七日，加州高等法院再一次駁回了原告的請求。該案進入美國加州上訴法院的上訴程序後，二零零九年二月二十六日，美國加州上訴法院做出二審判決，駁回原告上訴請求，維持一審的裁定。二零零九年三月十六日，原告中國代理律師代表遇難者家屬在北京第二中級人民法院提起訴訟。現本案正在法院立案程序中，我公司尚未正式收到法院傳票。本集團的管理層認為，該訴訟的結果並不會對本公司的財務狀況及經營業績造成不利影響。本集團將向股東披露有關該案進展的信息。

除上文所披露者外，截至二零零九年六月三十日止半年度內，本集團並未涉及其他重大訴訟、仲裁事項。

8. 審核委員會

本公司審核委員會已經與本公司管理層審閱本集團所採納之會計原則及方法，並與董事會討論有關內部監控及財務匯報事宜，包括審閱截至二零零九年六月三十日止六個月期間之未經審計的中期財務報表。

審核委員會對本集團所採納之會計原則及方法無任何不同意見。

附註3：於二零零九年六月三十日，約佔本公司已發行上市A股總數(共4,341,375,000股A股)約0.000091%。

附註4：於二零零九年六月三十日，約佔本公司已發行上市A股總數(共4,341,375,000股A股)約0.000085%。

除上文所披露者外，於二零零九年六月三十日，本公司董事、監事、最高行政人員或高級管理人員概無於本公司及／或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及／或債券(視屬何情況而定)中擁有須(i)根據證券及期貨條例第XV部第7及8分部的規定知會本公司及香港聯交所的權益或淡倉(包括根據證券及期貨條例的該等條文，被當作或被視作擁有的任何權益及淡倉)，或(ii)根據證券及期貨條例第352條須記入本公司根據該條文存置登記冊的權益或淡倉，或(iii)根據上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)須知會本公司及聯交所的權益或淡倉(就此而言有關規定被視為同樣適用於本公司監事，適用程度一如董事)。

5. 購入、出售或贖回證券

於二零零九年六月三十日止半年度內，本公司或其各附屬公司概無購入、出售或贖回任何其已發行證券(「證券」一詞的涵義見上市規則附錄十六第1條)(不計新發證券)。

截至二零零九年六月三十日止六個月內，本公司就董事的證券交易，已採納一套不低於標準守則作為董事的標準行為守則。在向所有董事做出特定查詢後，本公司明白其董事已遵守標準守則規定的有關董事證券交易的規定。

6. 企業管治常規

董事會已檢討過本公司採納的企業管治常規守則文件下的有關規定和公司實務情況，認為截至二零零九年六月三十日止的六個月內，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》所載的守則條文的要求。

姓名	職務	所持上市A股股數－個人權益	持有A股人士之身份
劉江波	監事會主席	—	—
徐　昭	監事	—	—
燕泰勝	監事	—	—
馮金雄	監事	—	—
劉家順	監事	3,960股A股（附註3）	實益擁有人
張建中	副總經理	—	—
李養民	副總經理	3,960股A股（附註3）	實益擁有人
樊　儒	副總經理	3,696股A股（附註4）	實益擁有人
吳永良	財務總監	3,696股A股（附註4）	實益擁有人

附註1：於二零零九年六月三十日，約佔本公司已發行上市A股總數（共4,341,375,000股A股）約0.00015%。

附註2：於二零零九年六月三十日，約佔本公司已發行上市A股總數（共4,341,375,000股A股）約0.00027%。

4. 董事、監事、最高行政人員及高級管理人員持股情況

於二零零九年六月三十日，本公司董事、監事、最高行政人員及高級管理人員於本公司已發行股本中擁有的權益如下：

姓名	職務	所持上市A股股數一個人權益	持有A股人士之身份
劉紹勇	董事長、董事	—	—
李　軍	副董事長、董事	—	—
馬須倫	董事	—	—
羅朝庚	董事	6,600股A股（附註1）	實益擁有人
羅祝平	董事、公司秘書	11,616股A股（附註2）	實益擁有人
胡鴻高	獨立非執行董事	—	—
吳百旺	獨立非執行董事	—	—
周瑞金	獨立非執行董事	—	—
謝　榮	獨立非執行董事	—	—
劉克涯	獨立非執行董事	—	—

00076

2. 由香港中央結算(代理人)有限公司持有的1,541,001,139股H股中，189,078,000股H股(佔本公司當時已發行H股總數約6.29%)由中國航空(集團)有限公司以實益擁有人的身份持有，而中國航空集團公司則最終擁有中國航空(集團)有限公司100%權益。

3. 由香港中央結算(代理人)有限公司持有的1,541,001,139股H股中，Barclays PLC透過受控制法團總共持有90,371,770股H股(佔本公司當時已發行H股總數約3.01%)。Barclays PLC透過以下方式持有上述90,371,770股H股：

   a. 336,970股H股(佔本公司當時已發行H股總數約0.02%)由Barclays Global Investors Ltd以實益擁有人身份持有，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Ltd 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終擁有Barclays Bank PLC 100%權益；

   b. 4,790,000股H股(佔本公司當時已發行H股總數約0.31%)由Barclays Global Investors, N.A.以實益擁有人身份持有，而Barclays California Corporation則控制Barclays Global Investors, N.A.100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays BankPLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終全權擁有Barclays Bank PLC 100%權益；及

   c. 85,244,800股H股(佔本公司當時已發行H股總數約5.44%)是由Barclays Global Fund Advisors以實益擁有人身份持有，而Barclays Global Investors, N.A.則控制Barclays Global Fund Advisors 100%權益，而Barclays California Corporation則控制Barclays Global Investors, N.A.100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終全權擁有Barclays Bank PLC 100%權益。

除上述所披露外，根據董事獲得的資料及就董事所知，於二零零九年六月三十日，在香港中央結算(代理人)有限公司持有的1,541,001,139股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及香港聯交所披露。

3. 主要股東

據本公司董事(「董事」)所知,以下為並非本公司董事、行政總裁、監事及高級管理人員,而於二零零九年六月三十日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「證券及期貨條例」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「香港聯交所」)披露其於本公司的權益及/或淡倉的人士,或其他於二零零九年六月三十日在本公司當時任何類別已發行股本持有5%或以上權益的人士,或本公司於二零零九年六月三十日的其他主要股東(定義見《香港聯合交易所有限公司證券上市規則》(「上市規則」)):

			權益 於二零零九年六月三十日約佔本公司			
股東名稱	股份類別	所持股數	已發行總股本的股權比例	已發行A股總數的股權比例	已發行H股總數的股權比例	淡倉
中國東方航空集團公司(「東航集團」)	A股	4,341,375,000	68.86%	131.56%	—	—
東航集團(附註1)	H股	1,437,375,000	22.80%	—	47.84%	—
東航國際控股(香港)有限公司(「東航國際」)(附註1)	H股	1,437,375,000	22.80%	—	47.84%	—
香港中央結算(代理人)有限公司(附註2至3)	H股	1,541,001,139	24.44%	—	51.29%	—

附註:

根據董事於二零零九年六月三十日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知,於二零零九年六月三十日:

1. 該等H股是由東航國際以實益擁有人的身份持有,而東航集團則擁有東航國際100%權益。

管理層討論與分析

重要事項

1. 股息

董事會建議不派發截至二零零九年六月三十日止之半年度的中期股息。

2. 股本結構*

	股份總額	約佔股權比例 (%)
一. 本公司A股(「A股」)		
1. 有限售條件流通股	4,341,375,000	56.08
2. 無限售條件流通股	396,000,000	5.12
二. 本公司H股(「H股」)	3,004,325,000	38.80
三. 股份總額	7,741,700,000	100

* 詳情請見本公司日期為二零零九年六月二十六日及二零零九年七月二日的公告。

機隊規劃

於二零零九年六月三十日，計劃引進並投入服務的飛機詳情預期如下：

交付年份	飛機類型	架數
二零零九下半年	A320	7
	B737-700	5
	B737-800	3
二零一零年	A320	14
	B737-700	4
	B737-800	2
二零一一年	A320	11
	B787	3
	B737-700	1

的能力和信譽，打造特貨運輸品牌；推廣實施貨物全程跟蹤，做到實時掌握貨物運輸狀態；發揮貨運地面服務保障優勢，壓縮提貨和截貨時間；建立和完善外站營銷、服務管控模式，提高外站服務保障品質。

4. 成本控制方面：控制資本性開支，從源頭遏制固定成本增長；嚴格控制航油消耗，壓縮維修成本，控制機供品和服務費用，減少機組駐外成本，改進流程縮短週期，降低採購成本；優化債務結構，防範資金風險，降低資金成本，爭取優惠政策。

5. 提升品牌服務方面：圍繞樞紐建設，提升服務能力，將主要航線的值機關閉時間進一步縮短，全面開展「一票到底、行李直掛」業務；加快服務產品規劃開發，改進服務流程，建立客戶滿意為導向的服務評價標準，提高服務快速改進能力。加大服務硬件投入，重點做好空地頭等、公務兩艙服務設施的改造，提升員工服務技能和溝通能力，建立客戶服務經理制度，提升高端旅客的滿意度。高度重視航班正常性工作，提高應急處置水平，保持航班正點率行業領先。

6. 推進重組合作，積極推進與上航的業務整合與合作，注重企業文化融合；拓展發展空間，加強加入航空聯盟工作的研究和論證，提高公司經營水平。

針對當前所面臨的市場經營環境及本集團的實際情況，本集團二零零九年下半年計劃開展的具體工作包括：

1. 安全方面：夯實管理基礎，切實抓好SMS安全體系建設，加強安全知識和技能培訓，提高機務維修管理水平，全力確保安全。

2. 客運方面：抓好航線結構優化配置、座位控制和運價管理，提高整體收益品質；抓好樞紐建設，加強網絡中轉聯程服務；抓好營業部轉型和營銷能力提升，確定並完善銷售代表和客戶經理機制，實現面向境內外市場的渠道管理再造，打開國際市場的主流客源通道，綜合提升遠程航線的營銷能力；抓好直銷渠道建設，與在線支付企業、電信運營商、銀行等第三方開展全面的市場營銷合作，整合B2C網站、95530客服熱線和移動平台資源，搭建統一的電子商務平台；抓好集團客戶和常旅客開發，完成集團客戶管理及銷售系統建設，大力發展常旅客計劃，提升有效常旅客數量和乘機比率；緊扣世博商機，抓好世博營銷，設計豐富的世博航空產品，加強宣傳推介，提升企業品牌形象。

3. 貨運方面：加大貨運樞紐網絡建設，加強客貨機網絡銜接，佈局定期卡車航班；加強收益管理，規範運價管理程序；加強客戶管理，提高大客戶比例，與物流商開展戰略合作；繼續強化特種貨物銷售，逐步建立特貨運輸

管理層討論與分析

公司員工

於二零零九年六月三十日，本集團僱用約44,798名僱員，其中大部分在中國大陸工作。本集團的員工工資基本上由基本工資和業績花紅構成。二零零九年上半年內，本集團沒有和員工發生重大勞資糾紛、沒有發生過大量的員工流失，且在僱用新員工上未遇到困難。

二零零九年下半年展望

本集團在此提醒各位，本集團二零零九年度中期報告包括一些預期性描述，例如對本集團下半年乃至將來的工作計劃的描述，對國際和國內經濟及航空市場的某些預期性描述。這些預期性描述受限於諸多不確定因素和風險，實際發生的情況可能與本集團的預期性描述有重大不符。

從各國已經公佈的二零零九年上半年的經濟數據來看，世界經濟出現了復蘇迹象。二零零九年上半年中國GDP增長達到7.1%，說明政府推出的積極財政政策和適度寬鬆的貨幣政策對經濟的拉動作用效果明顯，中國全年GDP增長將達到8%左右，成為全球經濟企穩復蘇的重要支撐。中國通過經濟結構轉型，擴大投資、鼓勵消費將刺激航空市場需求。上海航空樞紐建設及二零一零年世博會的召開，也給本集團提供了難得的發展契機。

為保持本集團業務有機增長，增強競爭力，維持市場份額，根據市場需求變化及航線網絡優化的需要，本集團將於二零零九年下半年繼續引進7架A320、5架B737-700、3架B737-800等客機。同時本集團亦計劃擇機處置部分機齡較長的飛機，以優化機隊結構，平衡運力增長。

經營利潤／（虧損）

截至二零零九年六月三十日止半年度本集團股東應佔溢利額為人民幣9.85億元，應佔每股（截至二零零九年六月三十日止公司發行在外普通股的加權平均數為49.54304億股）溢利為人民幣0.20元。

流動資金狀況、資金來源與資本結構

本集團通常通過營運業務和銀行短期貸款來滿足營運資金的需求。截至二零零八年和二零零九年六月三十日，本集團的現金及現金等值物分別為人民幣46.18億元和人民幣37.97億元；截至二零零八年及二零零九年六月三十日止期間，本集團業務營運所產生的現金淨額分別為流入人民幣12.16億元和流出人民幣5.63億元。本集團在二零零九年上半年除運營成本支出以外的基本現金需求是購買和改良飛機及飛行設備的用款，以及支付有關債項的用款。截至二零零八年和二零零九年六月三十日止期間，本集團投資所用的現金淨額分別為人民幣29.91億元和人民幣18.40億元。截至二零零八年六月三十日止期間本集團融資收到現金淨額為人民幣47.72億元，主要用作償還長期貸款、融資租賃費及短期貸款。而截至二零零九年六月三十日止期間本集團融資流入現金淨額為人民幣27.46億元，主要來自於銀行貸款。

本集團通常有流動淨負債。於二零零九年六月三十日，本集團的流動債務超過流動資產達人民幣341.51億元。長期貸款對股本比率是1.27:1。本集團過去一直通過而且相信將來繼續有能力通過中國國內銀行或外資銀行安排短期貸款來滿足營運資金的需要。

資產抵押及或然負債

本集團一般以資產為擔保，以租賃的方式購入飛機。截至二零零九年六月三十日，本集團總抵押資產值為人民幣93.77億元，與二零零八年末的人民幣87.23億元相比增長7.50%。

00084

二零零九年上半年，本集團航空餐食供應支出為人民幣6.13億元，較去年同期下降6.90%。

二零零九年上半年，本集團飛機經營性租賃費為人民幣12.67億元，較去年同期下降6.99%。

二零零九年上半年，本集團其他經營性租賃費為人民幣1.92億元，較去年同期增長14.19%。

二零零九年上半年，本集團銷售及市場費用為人民幣8.60億元，較去年同期增長7.25%。

二零零九年上半年，本集團上繳的民航基礎設施建設基金為人民幣4.27億元，較去年同期增長14.32%。

二零零九年上半年，本集團辦公、管理及其他營業支出為人民幣17.19億元，較去年同期下降11.66%，主要是由於本集團通過多項成本節支措施的實施，成本控制力度大為加強。

其他收入及其他收益

二零零九年上半年，本集團其他收入及其他收益為人民幣11.13億元，較去年同期增長177.85%，主要是由於收到了返還的民航基礎設施建設基金。

財務費用

二零零九年上半年，本集團財務收入為人民幣1.46億元，財務費用為人民幣11.31億元，主要包括銀行、其他金融機構貸款及應付款利息人民幣9.30億元，較去年同期減少0.21%；融資租賃負債利息人民幣2.64億元，較去年同期減少21.66%。

二零零九年上半年，本集團貨郵運輸量為10.88億噸公里，比去年同期下降12.33%，貨運收入為人民幣15.32億元，佔本集團運輸收入的9.47%，較去年同期下降44.65%。主要是由於全球金融危機，導致航空貨運需求嚴重萎縮，運價大幅下滑。

營運開支

二零零九年上半年本集團總營運成本達人民幣162.17億元，較去年同期下降25.12%，主要是由於國際油價的下調，導致航空油料支出較去年同期大幅減少。

二零零九年上半年本集團飛機燃料支出達人民幣51.21億元，比去年同期下降40.88%，主要是由於上半年航空油料平均價格較去年同期大幅度降低。

二零零九年上半年，本集團飛機起降費為人民幣26.73億元，較去年同期增長0.72%。

二零零九年上半年，本集團原油期權合約公允價值變動收益達人民幣27.94億元，較去年同期增長人民幣23.43億元。

二零零九年上半年，本集團折舊及攤銷費為人民幣25.29億元，較去年同期增長10.31%。

二零零九年上半年，本集團工資、薪金及福利支出為人民幣22.70億元，較去年同期增長11.88%。

二零零九年上半年，本集團飛機維修費為人民幣12.10億元，較去年同期增長11.80%。

管理層討論與分析

經營收入

截至二零零九年六月三十日止，本集團完成運輸總周轉量36.64億噸公里，比去年同期上升1.40%。運輸收入達人民幣161.71億元，較去年同期下降15.57%。主要是由於全球金融危機的影響，導致國際和地區航空運輸市場需求不足，國內航空運輸市場競爭加劇，單位收益水平下降。

二零零九年上半年，本集團客運量為288.49億客公里，比去年同期上升8.62%。客運收入為人民幣146.39億元，較去年同期下降10.66%，佔本集團運輸收入的90.53%。主要是由於全球金融危機的影響，導致航空運輸市場需求不足，國際和地區航線所受影響尤其明顯，國內航線競爭加劇，單位收益水平下降。

國內航線客運量為211.31億客公里，比去年同期上升27.08%；國內航線客運收入為人民幣105.16億元，較去年同期增長5.52%，佔客運收入的71.83%。

國際航線客運量為64.27億客公里，比去年同期下降23.39%，國際航線客運收入為人民幣33.49億元，較去年同期下降38.27%，佔客運收入的22.88%。

地區航線客運量為12.91億客公里，比去年同期下降16.19%，地區航線客運收入為人民幣7.74億元，較去年同期下降22.29%，佔客運收入的5.29%。

了運力投入。目前上海始發的快線和准快線已達15條。通過加強收益管理，構建艙位實時動態監控體系；通過加強網路營銷，提供大量中轉產品；通過拓展營銷渠道，推廣客戶經理制加強直銷工作，積極開發集團客戶；積極開展與銀行、電信運營商合作，開發了集營銷和客服為一體的「95530」信息平臺，大力發展B2C網站直銷、電話支付，努力提高本集團整體收益。

貨運方面：在市場需求大幅降低的情況下，本集團通過資源整合積極採取貨運增收措施：借助拓展業務，著手建立上海貨運核心樞紐；加強中轉業務，開通長三角主要城市與上海的卡車航班；調整營銷模式，組建多個客戶服務和銷售小組；利用空餘運力，開展包機業務增加收入；調整產品結構，加大特種貨物銷售力度，特種貨物運輸量和收入有較大提升。

服務方面：本集團全力打造「凌燕」和東航快線等核心服務品牌；通過不斷完善服務質量評價體系，加大投訴處理和考核力度，提高旅客滿意度；通過開展延誤航班專項整治，加強生產現場管理和空地協調，努力提高航班正常性。航班正點率保持在行業前列。

00083

管理層討論與分析

業績回顧

二零零九年截至六月三十日止，本集團每週經營定期航班約6,628班次，通航20個國家，服務於國內外共138個城市。二零零九年截至六月三十日止，本集團共新引進飛機6架，包括購買3架A320型飛機、2架B737-700型飛機和1架B737-800型飛機，退租飛機3架，包括2架B737-300型飛機和1架B737-800型飛機，截至二零零九年六月三十日，本集團共運營243架飛機，包括217架100座以上的噴氣式客機和11架噴氣式貨機。

截至二零零九年六月三十日止，以航班起降架次計算，本集團分別佔虹橋與浦東機場市場份額的37.8%與28.7%。

二零零九年上半年，世界經濟由於金融危機造成的衰退仍在持續，本年將成為航空運輸業最為困難的一年。從國際民航業情況看，世界航空客運需求、貨運需求均有較大幅度萎縮。從中國民航業情況看，國際航線市場需求從去年下半年開始的負增長還在延續，其中歐美、日韓、香港市場航空運輸需求大幅下降。由於本集團總部所在地 — 上海的國際化程度較高，受金融危機的影響和衝擊最為明顯，上海的航空市場需求增長率遠低於全國的平均增長水平。二零零九年五月份以來，甲型H1N1流感的肆虐又讓世界民航業雪上加霜，造成航空市場需求前景更加不確定。雖然相對去年同期國際原油和航空煤油價格有大幅下降，且本集團在過去的半年內，積極壓縮費用支出，控制運力增長規模，使本集團的運營成本得到了有效的控制，但航空運輸業整體需求的萎靡，對本集團業績產生了較大負面影響。

客運方面，本集團圍繞市場需求調配運力，減少虧損嚴重的國際遠程航線，調整部分國際航線和地區航線機型，增加國內市場運力投放，尤其是在本集團主要基地上海，區域樞紐市場西安、昆明以及北京、杭州、成都等重要市場加大

	截至六月三十日止的六個月		
	二零零九年	二零零八年	變動幅度
載運率			
綜合載運率(%)	60.52	62.81	-2.29
一 國內航線	64.78	68.60	-3.82
一 國際航線	55.14	58.39	-3.25
一 地區航線	53.64	55.11	-1.47
客座率(%)	70.83	71.11	-0.28
一 國內航線	74.59	75.28	-0.69
一 國際航線	61.55	65.03	-3.48
一 地區航線	65.83	65.27	0.56
貨郵載運率(%)	45.57	51.91	-6.34
一 國內航線	37.64	48.66	-11.02
一 國際航線	51.32	54.09	-2.77
一 地區航線	34.61	40.55	-5.94
盈虧平衡點載運率(%)	60.77	71.75	-10.98
收益率和成本統計			
收入噸公里收益(人民幣)	4.41	5.30	-16.79%
一 國內航線	4.90	5.78	-15.22%
一 國際航線	3.39	4.64	-26.94%
一 地區航線	6.00	6.46	-7.12%
客運人公里收益(人民幣)	0.51	0.62	-17.74%
一 國內航線	0.50	0.60	-16.67%
一 國際航線	0.52	0.65	-20.00%
一 地區航線	0.60	0.65	-7.69%
貨郵噸公里收益(人民幣)	1.41	2.23	-36.77%
一 國內航線	1.11	1.24	-10.48%
一 國際航線	1.43	2.43	-41.15%
一 地區航線	3.61	4.47	-19.24%
可用噸公里單位成本(人民幣)	2.68	3.78	-29.10%
飛機平均日利用率	9.3	9.1	2.20%

主要營運資料摘要

	截至六月三十日止的六個月		
	二零零九年	二零零八年	變動幅度
運輸能力			
可用噸公里(ATK)(百萬)	6,053.36	5,752.20	5.24%
— 國內航線	3,425.60	2,605.81	31.46%
— 國際航線	2,346.90	2,796.65	–16.08%
— 地區航線	280.86	349.74	–19.69%
可用座公里(ASK)(百萬)	40,731.12	37,348.73	9.06%
— 國內航線	28,329.16	22,088.44	28.25%
— 國際航線	10,441.04	12,900.38	–19.06%
— 地區航線	1,960.92	2,359.91	–16.91%
可用貨郵噸公里(AFTK)(百萬)	2,387.56	2,390.81	–0.14%
— 國內航線	875.97	617.85	41.78%
— 國際航線	1,407.21	1,635.62	–13.96%
— 地區航線	104.38	137.35	–24.00%
飛行小時(千)	403.18	368.08	9.54%
運輸量			
收入噸公里(RTK)(百萬)	3,663.76	3,613.15	1.40%
— 國內航線	2,219.07	1,787.56	24.14%
— 國際航線	1,294.04	1,632.85	–20.75%
— 地區航線	150.65	192.74	–21.84%
客運人公里(RPK)(百萬)	28,848.84	26,558.20	8.62%
— 國內航線	21,131.26	16,628.64	27.08%
— 國際航線	6,426.69	8,389.29	–23.39%
— 地區航線	1,290.89	1,540.27	–16.19%
貨郵載運噸公里(RFTK)(百萬)	1,087.99	1,241.07	–12.33%
— 國內航線	329.71	300.63	9.67%
— 國際航線	722.16	884.75	–18.38%
— 地區航線	36.12	55.69	–35.14%
載運旅客人次(千)	20,788.06	18,111.84	14.78%
— 國內航線	17,886.54	14,410.16	24.12%
— 國際航線	1,963.14	2,620.30	–25.08%
— 地區航線	938.38	1,081.39	–13.22%
貨郵載運量(公斤)(百萬)	413.38	449.97	–8.13%
— 國內航線	238.92	228.53	4.55%
— 國際航線	147.15	183.40	–19.77%
— 地區航線	27.31	38.05	–28.23%

24. 資產負債表日後事項（續）

(b) 換股吸收合併上海航空預案

於二零零九年七月十日，本公司與上海航空股份有限公司（「上海航空」），一家於上海證券交易所上市的中國航空公司，訂立換股吸收合併預案的協議。根據該預案，本公司將通過發行不多於1,694,838,860股A股以交換上海航空的全部現有已發行股本1,303,722,200股，相當於每股上海航空股份將獲得A股1.3股。本公司將召開股東特別大會及相關類別股東會議以通過吸收合併預案。

倘若上述吸收合併預案獲得本公司及上海航空股東批准和相關政府部門的必要同意及批准而全面落實及實施後，上海航空的所有資產、負債、業務、人員及其他一切權利與義務，包括但不限於上海航空所有的運營許可證照及備案登記，以及航線經營權等，將由本公司或其下設的專門用於在交割日或之後接收上海航空全部轉讓資產、負債、業務，員工及其他一切權利與義務的全資附屬公司接收及承擔。

(c) 新增授信額度

於二零零九年七月三十一日，東航集團准予本公司使用其自國家開發銀行獲得的四年期人民幣300億元的銀行授信額度。

23. 或然負債

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償。於二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理的決定。該高等法院於二零零八年五月六日駁回了原告的請求，原告遂於二零零八年七月十日提出第二次請求撤銷的動議。二零零八年八月二十七日，加州高等法院再一次駁回了原告的請求。該案進入美國加州上訴法院的上訴程式後，二零零九年二月二十六日，美國加州上訴法院做出二審判決，駁回原告上訴請求，維持一審的裁定。二零零九年三月十六日，原告中國代理律師代表遇難者家屬在北京第二中級人民法院提起訴訟，現本案正在法院立案程式中，本公司尚未正式收到法院傳票。本集團的管理層認為，該訴訟的結果並不會對本公司的財務狀況及經營業績造成不利影響。

24. 資產負債表日後事項

(a) 增發A股和H股的特別授權

於二零零九年七月十日召開的本公司董事會審議通過於二零零九年九月七日召開股東特別大會及本公司A股(「A股」)及本公司H股(「H股」)的相關類別股東會議以通過(i)向董事會授出A股特別授權，可按每股A股不低於人民幣4.75元的認購價向不多於10名(受限於發行時根據中國法律法規許可的最高數目)特定投資者(包括東航集團)發行不超過135,000萬股新發行的本公司A股；及(ii)向董事會授出H股特別授權，可按每股H股不低於港幣1.40元的認購價向東航國際發行不超過49,000萬股新發行的本公司H股。

21. 有關連人士交易（續）

(c) 控股公司作出的擔保

本集團部份非抵押銀行貸款計人民幣457百萬元（二零零八年：人民幣357百萬元）由中國東航集團擔保（註釋18）。於二零零九年六月三十日，本公司不存在由中國東航集團擔保的銀行貸款（二零零八年：無）。

註釋：

* 東航財務乃本集團擁有25%股權之聯營公司。東美旅遊乃本集團擁有27.16%股權之聯營公司。東航傳媒及東航進出口均為本集團擁有45%股權之聯營公司。

** 機輪剎車及科技宇航乃本集團分別擁有40%及51%股權之共同控制實體公司。

*** 這些公司視為本集團的有關連公司，原因為中國東航集團能直接或間接控制、共同控制或對該等公司有重大影響力。

22. 季節性

航運業務存在季節性波動，每年下半年的假期是需求高峰期。因此，本集團業務在上半年的收入和業績低於下半年。

21. 有關連人士交易（續）

(b) 有關連公司餘額（續）

(iii) 對東航財務（佔有百分之二十五股權的聯營公司）的短期借款以及短期貸款

	（未經審核） 二零零九年 六月三十日 人民幣千元	（已審核） 二零零八年 十二月三十一日 人民幣千元
短期存款（包括在預付款、存款及其他應收款內），年平均利率為0.4厘（二零零八年：0.4厘）	707,309	1,202,892
短期貸款（包括在貸款內），年平均利率為4.4厘（二零零八年：4.3厘）	945,151	295,181

(iv) 國有銀行以及其他金融機構

	（未經審核） 二零零九年 六月三十日 人民幣千元	（已審核） 二零零八年 十二月三十一日 人民幣千元
銀行存款（包括在現金及現金等價物），年平均利率為0.4厘（二零零八年：0.4厘）	2,612,384	1,762,245
長期銀行借款（包括在貸款內），年平均利率為5.0厘（二零零八年：5.3厘）	14,945,495	14,577,150

21. 有關連人士交易（續）

(b) 有關連公司餘額

(i) 應收有關連公司款項

企業名稱	（未經審核） 二零零九年 六月三十日 人民幣千元	（已審核） 二零零八年 十二月三十一日 人民幣千元
東航進出口*	189,017	181,788
其他有關連公司	15,740	26,501
	204,757	208,289

所有應付有關連公司款項全為貿易性質，不帶息及給予跟貿易客戶一樣的正常還款期。

(ii) 應付有關連公司款項

企業名稱	（未經審核） 二零零九年 六月三十日 人民幣千元	（已審核） 二零零八年 十二月三十一日 人民幣千元
東航進出口*	(365,001)	(241,560)
中國東航集團	(84,813)	(69,497)
上海東航食品***	(6,688)	(46,580)
其他有關連公司	(20,037)	(55,489)
	(476,539)	(413,126)

所有應付有關連公司款項，除了應付中國東航集團款項為代墊款外，全為貿易性質，不帶息及給予跟貿易客戶一樣的正常還款期。

21. 有關連人士交易(續)

(a) 有關連人士交易(續)

交易性質	有關連人士	(未經審核)六月三十日止六個月 二零零九年 人民幣千元	二零零八年 人民幣千元
(iii) 與其他國有企業:			
飛機起降費	國有機場	1,615,974	1,285,297
購買航油	國有航油供應商	4,462,944	6,353,798
存款利息收入,年平均利率0.36厘(二零零八年:0.72厘)	國有銀行	15,795	8,081
貸款利息費用,年平均利率5.40厘(二零零八年:5.72厘)	國有銀行	706,357	827,886
應付其他航空公司代售本集團機票佣金	中國的其他航空公司	21,209	35,018
餐食及機艙供應品的費用	其他國有企業	226,160	198,353

00097

21. 有關連人士交易（續）

(a) 有關連人士交易（續）

交易性質	有關連人士	（未經審核）六月三十日止六個月 二零零九年 人民幣千元	二零零八年 人民幣千元
餐食及機艙供應品的費用	上海東方航空食品有限公司（「東航食品」）***	115,534	77,078
	青島東方航空食品有限公司***	12,287	13,104
	西安東方航空食品有限公司***	18,529	18,300
	雲南東方航空食品有限公司***	8,246	20,038
廣告費用	上海東方航空傳媒有限公司（「東航傳媒」）*	638	2,682
機票銷售佣金	上海東美航空旅遊有限公司（「東美旅遊」）*	82	5,133
	上海旅遊（香港）有限公司***	52	2,370
(ii) 與中國民用航空總局（「民航總局」）及其附屬機構：			
支付民航基礎設施建設基金	民航總局	426,846	373,380
通過民航總局支付飛機保險	民航總局	67,569	77,311

21. 有關連人士交易（續）

(a) 有關連人士交易（續）

交易性質	有關連人士	（未經審核） 六月三十日止六個月 二零零九年 人民幣千元	 二零零八年 人民幣千元
透過中國東航集團從東航財務獲得短期委託貸款，年平均利率4.37%，還款期為六個月	中國東航集團及東航財務*	5,550,000	—
汽車修理費	上海東方航空實業公司	13,566	14,886
物業租賃費	中國東航集團	27,570	27,700
購買飛機、飛行設備及其他物業、機器及設備支付的0.1%至2%手續費	東方航空進出口有限公司（「東航進出口」）*	21,256	20,462
設備生產及維修費	上海東方航空設備製造有限公司	4,320	4,656
應付電腦訂票系統服務費	中國民航資訊網絡公司***	129,433	115,581
應付飛機及發動機的維修及保養費用	上海東聯航空機輪剎車大修工程有限公司（「機輪剎車」）**	29,806	29,296
	上海科技宇航有限公司（「科技宇航」）**	59,808	50,664

00099

21. 有關連人士交易

本集團由中國東航集團控制。於二零零九年六月三十日，中國東航集團擁有本公司74.64%（二零零八年：59.67%）之股權。中國民用航空總局是國內航空運輸業的管理單位。中國東航集團及本集團均由中國政府最終控制，同時，中國政府也控制相當數量的中國企業（統稱為「國有企業」）。

(a) 有關連人士交易

本集團通過銷售代理出售機票，因此國有企業的僱員，關鍵管理人員及與他們關係密切的家庭成員在企業業務過程中與本公司發生廣泛的交易。此類交易是根據普通商業條款進行，即該條款與所有客戶適用的條款相一致。鑒於此類交易的廣泛性及普遍性，管理層無法確認並披露此類交易的總金額。因此，此類關連零售交易並沒有披露。本集團管理層相信關連交易有關的具意義資料已經充分披露。

於二零零九年六月三十日止六個月，本集團進行之主要有關連人士交易如下：

交易性質	有關連人士	(未經審核) 六月三十日止六個月 二零零九年 人民幣千元	 二零零八年 人民幣千元
(i) 與中國東航集團或由中國東航集團直接或間接控制的公司：			
存款利息收入，年平均利率0.36厘（二零零八年：0.36厘）	東方航空集團財務公司（「東航財務」）*	11,282	11,965
貸款利息支出，年平均利率4.61厘（二零零八年：4.87厘）	東航財務*	124,334	11,978

00100

20. 承諾（續）

(b) 經營性租賃承諾

本集團對經營性租賃有如下最低付款承諾：

	（未經審核）		（已審核）	
	二零零九年六月三十日		二零零八年十二月三十一日	
	飛機、發動機及飛行設備	土地及樓宇	飛機、發動機及飛行設備	土地及樓宇
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一年內	2,430,019	255,483	2,671,355	202,540
第二年	1,933,677	143,537	2,330,080	124,643
第三年至第五年（包括首尾兩年）	4,100,844	337,770	4,598,624	325,423
五年以後	3,576,329	2,462,209	4,100,560	2,398,361
	12,040,869	3,198,999	13,700,619	3,050,967

00101

20. 承諾

(a) 資本支出承諾

本集團有以下的資本支出承諾：

	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
已授權及訂約的：		
－飛機、發動機及飛行設備	62,127,225	52,533,736
－其他物業、機器及設備	90,681	130,180
	62,217,906	52,663,916
已授權但未訂約的：		
－其他物業、機器及設備	4,200,991	5,235,712
	66,418,897	57,899,628

19. 股本

	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
註冊，已發行及全數繳付每股人民幣1.00元		
A股		
一 有限售條件流通股，由中國東航集團及其員工持有(註釋(b))	4,341,375	2,904,000
一 無限售條件流通股	396,000	396,000
H股(註釋(b))	3,004,325	1,566,950
	7,741,700	4,866,950

註釋：

(a) 根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

(b) 於二零零九年六月五日，本公司獲准中國證券監督管理委員會(「中國證監會」)向中國東航集團非公開發行每股面值為人民幣1元的A股1,437,375,000股，每股發行價格為人民幣3.87元，募集股款共計人民幣5,562,641,000元(以下簡稱「A股募集資金」)，上述股款於二零零九年六月到位並經中國註冊會計師驗資。上述增發的A股的鎖定期為三十六個月。

於二零零九年五月十九日，本公司獲准中國證監會向東航國際控股(香港)有限公司(「東航國際」)，中國東航集團旗下一家香港註冊成立的全資附屬公司，定向增發H股1,437,315,000股，每股發行價格為港幣1.13元，募集股款共計港幣1,630,342,000元，折合人民幣1,437,375,000元(以下簡稱「H股募集資金」)，上述股款於二零零九年六月到位並經中國註冊會計師驗資。東航國際承諾在本次非公開定向增發H股完成後的三年內，不轉讓該等股份。

上述A股募集資金和H股募集資金總額為人民幣7,000,016,000元，扣除發行費用人民幣14,878,000元後，淨募集股款共計折合人民幣6,985,138,000元。其中，人民幣2,874,750,000元記入股本，其餘人民幣4,110,388,000元記入股本溢價。

17. 融資租賃負債

	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
一年內	2,018,328	1,916,989
第二年	2,116,774	2,016,172
第三年至第五年(包括首尾兩年)	6,711,864	6,203,330
五年以後	9,550,368	10,672,408
總額	20,397,334	20,808,899
減：一年內償還部份	(2,018,328)	(1,916,989)
長期部分	18,379,006	18,891,910

18. 貸款

	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
長期銀行貸款		
一有抵押	4,997,694	4,483,950
一無抵押	11,158,408	11,143,593
	16,156,102	15,627,543
減：流動部份	(6,304,785)	(7,039,491)
長期部分	9,851,317	8,588,052
短期銀行貸款	16,419,058	19,473,829

15. 應收賬款

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

應收賬款的賬齡分析如下：

	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
九十日內	1,233,809	1,088,951
九十一日至一百八十日	11,541	24,282
一百八十一日至三百六十五日	17,212	30,451
超過三百六十五日	106,420	103,919
	1,368,982	1,247,603
減：應收賬款壞賬準備	(105,475)	(101,081)
應收賬款	1,263,507	1,146,522

16. 應付賬款及應付票據

應付賬款及應付票據的賬齡分析如下：

	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
九十日內	2,537,978	3,310,710
九十一日至一百八十日	1,483,059	1,249,400
一百八十一日至三百六十五日	126,822	267,785
超過三百六十五日	272,611	316,963
	4,420,470	5,144,858

13. 物業、機器及設備(續)

	(未經審核) 截至二零零八年六月三十日止六個月 飛機、 發動機及 飛行設備 人民幣千元	其他 人民幣千元	合計 人民幣千元
已重述			
於二零零八年一月一日			
賬面值	42,758,022	4,511,732	47,269,754
從飛機預付款轉入			
(註釋14)	883,151	—	883,151
其他增加	1,702,237	295,368	1,997,605
本期折舊	(1,977,548)	(248,847)	(2,226,395)
處置	(78,920)	(31,636)	(110,556)
於二零零八年六月三十日			
賬面值	43,286,942	4,526,617	47,813,559

14. 飛機預付款

	(未經審核) 二零零九年 六月三十日 人民幣千元	(未經審核) 二零零八年 六月三十日 人民幣千元
於一月一日賬面值	6,413,554	6,695,573
增加	141,046	3,439,877
利息資本化(註釋8)	122,337	174,406
轉至物業、機器及設備(註釋13)	(1,009,795)	(883,151)
於六月三十日賬面值	5,667,142	9,426,705

13. 物業、機器及設備

	（未經審核）截至二零零九年六月三十日止六個月		
	飛機、發動機及飛行設備	其他	合計
	人民幣千元	人民幣千元	人民幣千元
於二零零九年一月一日賬面值	47,759,942	4,918,531	52,678,473
從飛機預付款轉入（註釋14）	1,009,795	–	1,009,795
售後融資性租賃租回增加	590,253	–	590,253
其他增加	1,870,709	262,521	2,133,230
本期折舊	(2,211,713)	(249,770)	(2,461,483)
處置	(590,253)	(8,787)	(599,040)
於二零零九年六月三十日賬面值	48,428,733	4,922,495	53,351,228

10. 每股溢利／（虧損）

每股基本溢利／（虧損）乃按未經審核本公司權益持有人應佔綜合溢利人民幣984,654,000元（二零零八年：虧損人民幣175,318,000元）和本期內已發行的加權平均股數4,954,304,000股（二零零八年：4,866,950,000股）計算。

本公司並無潛在可攤薄普通股的購股權或其他金融工具。

11. 股息

本公司董事會已建議截至二零零九年六月三十日止六個月不派發任何中期股息（二零零八年：無）。

12. 溢利轉撥

截至二零零九年六月三十日止六個月，本公司並無從保留溢利中轉撥至法定儲備。此撥備將會根據中國有關規定及本公司的公司章程於年末進行。

9. 稅項(續)

於二零零八年度以前，本公司及於上海市浦東新區註冊的若干附屬公司(「浦東附屬公司」)可享受上海浦東新區的稅務優惠政策，稅率為15%。中華人民共和國全國人民代表大會於二零零七年三月十六日通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並自二零零八年一月一日起施行。自新所得稅法實施後，本公司適用的企業所得稅稅率在二零零八年至二零一二年的五年期間內逐步過渡到25%。於二零零九年，本公司及浦東附屬公司適用的所得稅稅率為20%(二零零八年：18%)。除註冊在香港的附屬公司按照香港稅法規定適用16.5%(二零零八年：16.5%)的所得稅率外，本公司其他的附屬公司基本上按照新所得稅法規定適用標準所得稅率25%(二零零八年：25%)。

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團截至二零零九年六月三十日止六個月並無重大海外稅款。

8. 財務支出

	（未經審核） 截至六月三十日止六個月 二零零九年 人民幣千元	 二零零八年 人民幣千元
融資租賃負債利息	264,002	337,358
銀行、金融機構貸款及應付款利息	930,204	932,259
利率互換合約公允價值變動損失	59,060	35,687
	1,253,266	1,305,304
減：資本化為飛機預付款的金額（註釋14）	(122,337)	(174,406)
	1,130,929	1,130,898

本期資本化利息採用的平均年利率為4.58%（二零零八年：5.82%）。

9. 稅項

自綜合全面收入報表（扣除）／計入的稅項包括：

	（未經審核） 截至六月三十日止六個月 二零零九年 人民幣千元	 二零零八年 人民幣千元
中國所得稅準備	29,532	46,103
遞延稅項	(44,978)	(1,439)
	(15,446)	44,664

6. 原油期權合約公允價值變動收益

為減低市場油價╱原油價格波動對飛機燃油成本的影響，本集團於二零零八年簽訂了若干原油期權合約。本集團所使用的原油期權合約的結構通常為看漲期權與看跌期權的組合，以此將約定交易量的航油價格鎖定在一定的區間。按本集團所持合約條款的規定，本集團所持看漲期權(即本集團享有的購買原油的權力)的執行價格，要高於交易對手享有的向本集團出售原油權力的執行價格。

本集團並未在本期內簽訂任何原油期權合約，而所有本集團於二零零九年六月三十日所持的尚未交割的原油期權合約均為二零零九年以前簽訂。本集團簽訂的原油期權合約不符合套期會計的條件，其實際交割及未實現公允價值變動收益╱(損失)將直接計入損益表。

7. 財務收入

	(未經審核) 截至六月三十日止六個月	
		已重述
	二零零九年 人民幣千元	二零零八年 人民幣千元
淨匯兑收益(註釋)	16,425	1,891,422
利息收入	52,937	55,572
外匯遠期合約公允價值變動損益	76,575	13,631
	145,937	1,960,625

註釋： 匯兑差異主要來源於集團以外幣計量的融資租賃負債及貸款以期末匯率轉換的差異。

4. 收入及分部資料（續）

(b) 分部資料（續）

(2) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

	（未經審核）截至六月三十日止六個月	
		已重述
	二零零九年 人民幣千元	二零零八年 人民幣千元
國內（中國，不包括香港）	11,819,726	11,413,140
香港	907,905	1,252,177
日本	1,294,072	1,726,060
其他國家	3,108,748	5,875,808
合計	17,130,451	20,267,185

5. 其他收入及其他收益

	（未經審核）截至六月三十日止六個月	
	二零零九年 人民幣千元	二零零八年 人民幣千元
其他收入		
一 民航基礎設施建設基金返還（註釋(a)）	830,622	—
一 政府補貼（註釋(b)）	282,249	180,031
	1,112,871	180,031
其他收益		
一 物業、機器及設備處置收益	—	220,498
	1,112,871	400,529

註釋：

(a) 根據財建[2009]4號文的規定，自二零零八年七月一日起至二零零九年六月三十日，中國國內航空公司應繳納的民航基礎設施建設基金實行先徵後返政策。此補貼收入為本集團在本報告期間收到及確認應收的民航基礎設施建設基金返還。

(b) 其他政府補貼包括：(i)地方政府給予集團的補貼及；(ii)各地方政府為鼓勵本集團經營的當地航線而給予的補貼。

4. 收入及分部資料(續)

(b) 分部資料(續)

截至二零零八年六月三十日止六個月的分部業績如下列示：

	(未經審核)			
	客運 人民幣千元	貨運及物流 人民幣千元	未分配 人民幣千元	合計 人民幣千元
已重述				
運輸收入	17,471,476	1,682,290	—	19,153,766
其他收入及其他營業收益	716,753	546,148	131,791	1,394,692
分部收入合計	18,188,229	2,228,438	131,791	20,548,458
分部間收入	(204,678)	—	(76,595)	(281,273)
收入	17,983,551	2,228,438	55,196	20,267,185
經營(虧損)／溢利一分部業績	(1,248,089)	217,469	41,284	(989,336)

儘管業務遍及全球，本集團之兩個業務分部於四個主要的地理區域經營。

本集團分地區分部之收入(減去營業稅後淨額)分析如下：

(1) 於中國境內(不包括中國香港特別行政區(「香港」))提供服務所賺取的運輸收入屬於國內業務收入。提供中國與香港或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

00113

4. 收入及分部資料（續）

(b) 分部資料（續）

本集團分為兩個業務分部，分別為客運業務分部及貨運及物流業務分部。該等分部依據其所提供的服務及運營性質在結構上分開管理。

(1) 客運業務分部包括客機提供的貨運服務。

(2) 分部間轉移及交易需以與無關聯之第三方相同的商業條款及條件為前提。

截至二零零九年六月三十日止六個月的分部業績如下列示：

	（未經審核）			
	客運	貨運及物流	未分配	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
運輸收入	15,312,411	858,126	—	16,170,537
其他收入及其他營業收益	740,273	411,826	110,230	1,262,329
分部收入合計	16,052,684	1,269,952	110,230	17,432,866
分部間收入	(227,738)	—	(74,677)	(302,415)
收入	15,824,946	1,269,952	35,553	17,130,451
經營溢利／（虧損）－分部業績	2,243,816	(246,066)	28,882	2,026,632

4. 收入及分部資料

(a) 收入

本集團主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務：

	（未經審核） 六月三十日止六個月 二零零九年 人民幣千元	 已重述 二零零八年 人民幣千元
收入		
— 客運	15,024,026	16,806,864
— 貨運及郵運	1,564,178	2,838,951
地面服務收入	511,763	609,806
貨物處理收入	138,959	181,122
佣金收入	89,112	91,761
其他	241,457	259,108
	17,569,495	20,787,612
減：營業税（註釋）	(439,044)	(520,427)
	17,130,451	20,267,185

註釋：本集團的運輸收入、佣金收入、地面服務收入、貨物處理收入及其他收入需根據中國各種營業税規則及條例按3%或5%計繳中國營業税。

(b) 分部資料

主要營運決策者已被界定為負責作出策略性決定的董事會。董事會透過審閱本集團的內部報告以分析其業績表現及分配資源。管理層利用此等報告決定其營運分部。

3. 會計政策(續)

(b) 比較數字(續)

(i) 於二零零八年下半年會計政策變更但並未在二零零八年六月三十日止六個月的中期財務資料中反映(續)

(2) (續)

上述提前採用詮釋第13號及物業、機器設備的會計政策變更對於二零零八年六月三十日止六個月的簡化綜合全面收入報表的影響如下：

	二零零八年列報，重述前 人民幣千元	提前採用詮釋第13號的影響 人民幣千元	物業、機器設備的會計政策變更的影響 人民幣千元	二零零八年列報，重述後 人民幣千元
對綜合全面收入報表的影響				
當期綜合虧損	(188,883)	(40,320)	77,499	(151,704)
本公司權益所有人應佔每股損益	人民幣(0.04)元	人民幣(0.008)元	人民幣0.016元	人民幣(0.04)元
於二零零八年一月一日對綜合資產負債表的影響				
綜合淨資產	3,612,729	(345,115)	(335,058)	2,932,556
本公司權益所有人應佔資本及儲備	3,027,763	(345,115)	(322,077)	2,360,571
少數股東權益	584,966	–	(12,981)	571,985

本中期財務資料的比較數字已經重述以反映以上會計政策變更的影響。

(ii) 其他重述

去年同期比較數字在需要時進行了重分類以與本期的列示方式保持一致。

3. 會計政策（續）

(b) 比較數字

(i) 於二零零八年下半年會計政策變更但並未在二零零八年六月三十日止六個月的中期財務資料中反映

於編製二零零八年十二月三十一日止年度報表時，本集團進行了以下會計政策變更；此變更並未在二零零八年六月三十日止六個月的中期財務資料中反映。

(1) 本集團於二零零八年提前採用國際財務報告詮釋委員會－詮釋第13號「客戶忠誠度計劃」。國際財務報告詮釋委員會詮釋第13號（「詮釋第13號」）規定對於貨品或服務是跟隨一項客戶忠誠度獎勵計劃（例如忠誠度分數或贈品）而售出，則有關安排屬於多重銷售組合安排，應收客戶的代價須利用公允值在多重銷售組合安排部份中分攤。本集團擁有名為「東方萬里行」的常旅客計劃。本公司原採用增量成本法核算常旅客成本，對達到獎勵標準的積分按照增加的額外成本預提準備並計入成本。採用詮釋第13號後，將承運票款在營業收入與獎勵積分之間進行分配，與獎勵積分相關的部分首先作為遞延收益，待旅客兌換獎勵積分承運後或積分失效時，結轉計入當期損益。

(2) 本集團於國際財務報告準則下對物業、機器及設備有權選擇按評估價值計量模式或者按歷史成本計量模式進行計價。於在一九九七年本集團上市時按中國法規的要求需對物業、機器及設備進行評估，因此本集團於二零零八年以前年度根據國際會計準則第16號的要求對物業、機器及設備以評估價值進行計量。於二零零八年，本集團於國際財務報告準則下將物業、機器及設備的計價模式由評估價值計量模式更改為歷史成本計量模式。該變更的主要目的已披露於二零零八年十二月三十一日止年度財務報表中。

00117

3. 會計政策（續）

(a) 在二零零九年已生效的準則、修訂及對現有準則的詮釋（續）

- 國際財務準則第7號之修訂，「金融工具：披露」。修訂增加了公允價值計量披露的內容並且強調了對現有流動性風險披露的原則。修訂引入了對金融工具公允價值披露的三個層次並且要求在最低層次中披露某些具體的量化分析。修訂亦要求企業提供有關公允價值計量的附加披露。此披露將提高企業間之關於以公允價值計量影響的可比性。此外，修訂澄清並強調現有對流動性風險的披露，主要要求對金融衍生負債及非金融衍生負債需進行單獨的流動性分析。採用修訂準則並無對中期財務資料之披露造成影響，但在適用情況下本集團將於二零零九年十二月三十一日止之年度財務報告作出有關披露。

本集團未提前執行已經頒佈但二零零九年尚未生效的新準則或經修訂的準則及對現有準則的詮釋。本集團正對這些新頒佈或經修訂的準則及對現有準則詮釋進行評估，目前尚不確定是否會對本集團的會計政策及財務報表表述造成重大影響。

3. 會計政策（續）

(a) 在二零零九年已生效的準則、修訂及對現有準則的詮釋

以下為本集團已採納的與本集團經營活動相關且必須在二零零九年一月一日開始的會計期間採納的準則及修訂：

- 國際會計準則第1號（經修訂）「財務報表的呈報」。此項經修訂準則禁止在權益變動表中呈列收入及支出項目（即「非擁有人的權益變動」），並規定「非擁有人的權益變動」必須與擁有人的權益變動分開呈列。所有非擁有人的權益變動將需要在業績報表中呈列。

  企業可選擇在一份業績報表（全面收入報表）中，或在兩份報表（收益表及全面收入報表）中呈列。

  本集團選擇在一份業績報表：全面收入報表中呈列。本中期財務資料已根據經修訂披露規定編製。

- 國際財務準則第8號取代了國際會計準則第14號「分部報告」，並要求採用「管理方法」，即分部資料須按照與內部報告所採用的相同基準呈報。

  營運分部的報告方式與向主要營運決策者提供的內部報告的方式一致。主要營運決策者已被界定為負責作出策略性決定的董事會。本中期財務資料已根據經修訂披露規定編製。

00119

2. 編製基準(續)

本公司董事會已積極採取措施應對上述情況，不斷尋求新的融資渠道以改善本集團的流動資金狀況。截至二零零九年六月三十日，本集團已簽約但尚未使用的銀行授信額度約為人民幣487.9億元。於二零零九年七月三十一日，本公司獲中國東航集團准予使用其自銀行獲得的計人民幣300億元的銀行授信額度(詳情請參照註釋24(c)－期後事項)。此外，董事會於二零零九年七月十日決議將向特定策略投資者定向增發總值計人民幣70億元的股票，該決議尚待股東特別大會審核批准(詳情請參照註釋24(a)－期後事項)。

鑒於上述取得的額外授信額度及計劃增發的股本，以及本集團獲取融資的記錄，與各大銀行及金融機構建立的良好合作關係，本公司董事會認為本集團可以繼續獲取足夠的融資來源，以保證經營以及償還到期債務所需的資金。基於以上所述，董事會確信本集團將會持續經營，並以持續經營為基礎編製本財務資料。本財務資料不包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

3. 會計政策

除以下註釋3(a)所述外，本財務資料採用的會計政策與二零零八年十二月三十一日止之年度財務報告保持一致。

中期稅項根據全年盈利所適用的稅率進行計提。

中期簡化綜合財務資料註釋

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地為中國上海浦東國際機場機場路66號。本公司及其附屬公司(以下統稱「本集團」)主要經營民航業務，包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家位於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業擁有。

本公司的股票在香港證券交易所、紐約證券交易所和上海證券交易所進行交易。

此中期簡化綜合財務資料並未經審核。

2. 編製基準

未經審核的中期簡化綜合財務資料乃按照國際財務報告準則第34號「中期財務報告」編製。閱讀該未經審核的中期簡化綜合財務資料應一併參考二零零八年十二月三十一日止之年度財務報表，該財務報表是根據國際財務報告準則編製的。

於編製本中期財務資料時，本公司董事會結合目前營運資金所遇到的困難，對本集團的持續經營能力進行了充分詳盡的評估。

截至二零零九年六月三十日，本集團累積虧損大約為人民幣171.0億元，流動負債大於流動資產人民幣341.5億元，同時負債總額超過資產總額約人民幣45.7億元。

簡化綜合股東權益變動表

截至二零零九年六月三十日止六個月

	本公司持有人應佔權益					
					少數	
	股本	其他儲備	累計虧損	小計	股東權益	總權益
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
截至二零零九年六月三十日止六個月(未經審核)						
二零零九年一月一日結餘	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
二零零九年六月三十日止總全面收入	—	56,645	984,654	1,041,299	43,205	1,084,504
股票增發(註釋19)	2,874,750	4,110,388	—	6,985,138	—	6,985,138
二零零九年六月三十日結餘	7,741,700	4,284,944	(17,097,608)	(5,070,964)	501,097	(4,569,867)
截至二零零八年六月三十日止六個月(未經審核)						
二零零八年一月一日結餘(已重述,註釋3(b)(i))	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
二零零八年六月三十日止總全面(虧損)/收入	—	(42,096)	(175,318)	(217,414)	23,614	(193,800)
支付附屬公司少數股東股利	—	—	—	—	(51,700)	(51,700)
二零零八年六月三十日結餘	4,866,950	265,255	(2,989,048)	2,143,157	543,899	2,687,056

簡化綜合現金流量表

截至二零零九年六月三十日止六個月

	（未經審核）六月三十日止六個月	
	二零零九年 人民幣千元	二零零八年 人民幣千元
營運活動（所用）／產生的淨現金	(563,422)	1,215,900
投資活動所用的淨現金	(1,840,210)	(2,990,581)
融資活動產生的淨現金	2,746,009	4,772,018
現金及現金等價物淨增加	342,377	2,997,337
一月一日的現金及現金等價物	3,451,010	1,655,244
匯率調整	3,576	(34,782)
六月三十日的現金及現金等價物	3,796,963	4,617,799

	註釋	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
非流動負債			
融資租賃負債	17	18,379,006	18,891,910
貸款	18	9,851,317	8,588,052
經營性租賃飛機退租檢修準備		1,344,391	1,320,188
其他長期負債		1,264,318	1,320,759
退休後福利準備		1,648,420	1,469,124
遞延税項負債		41,139	57,589
衍生負債		129,578	185,524
		32,658,169	31,833,146
淨負債		(4,569,867)	(12,639,509)
權益			
本公司權益持有人應佔資本及儲備			
一股本	19	7,741,700	4,866,950
一儲備		(12,812,664)	(17,964,351)
		(5,070,964)	(13,097,401)
少數股東權益		501,097	457,892
總權益		(4,569,867)	(12,639,509)

簡化綜合資產負債表

於二零零九年六月三十日

	註釋	(未經審核) 二零零九年 六月三十日 人民幣千元	(已審核) 二零零八年 十二月三十一日 人民幣千元
非流動資產			
無形資產		116,402	164,851
物業、機器及設備	13	53,351,228	52,678,473
預付租賃款		983,767	996,521
飛機預付款	14	5,667,142	6,413,554
投資於聯營公司		703,710	980,319
投資於共同控制實體		370,502	362,332
可供出售財務資產		61,268	31,268
其他長期資產		874,585	941,556
遞延税項資產		110,475	81,947
衍生資產		—	988
		62,239,079	62,651,809
流動資產			
飛機設備零件		918,384	871,364
應收賬款	15	1,263,507	1,146,522
應收有關聯公司款項		204,757	208,289
預付款、存款及其他應收款		3,954,369	4,126,219
現金及現金等價物		3,796,963	3,451,010
衍生資產		208	123,010
待售非流動資產		462,700	473,667
		10,600,888	10,400,081
流動負債			
預售機位		1,119,648	1,013,878
應付賬款及應付票據	16	4,420,470	5,144,858
應付有關聯公司款項		476,539	413,126
其他應付款及預提費用		11,407,689	12,147,175
融資租賃負債的流動部份	17	2,018,328	1,916,989
貸款的流動部份	18	22,723,843	26,513,320
應付税項		22,285	39,002
經營性租賃飛機退租檢修準備的流動部分		333,547	213,830
衍生負債		2,229,316	6,456,075
		44,751,665	53,858,253
淨流動負債		(34,150,777)	(43,458,172)
總資產減流動負債		28,088,302	19,193,637

	註釋	（未經審核）截至六月三十日止六個月 二零零九年 人民幣千元	已重述 二零零八年 人民幣千元
其他全面收入／（虧損）			
聯營公司持有可供出售財務資產之			
公允價值變動		788	(19,196)
現金流量套期，已扣除稅項		55,857	(22,900)
本期其他全面收入／（虧損）		56,645	(42,096)
本期總全面收入／（虧損）		1,084,504	(193,800)
溢利／（虧損）歸屬於：			
本公司權益持有人		984,654	(175,318)
少數股東權益		43,205	23,614
		1,027,859	(151,704)
總全面收入／（虧損）歸屬於：			
本公司權益持有人		1,041,299	(217,414)
少數股東權益		43,205	23,614
		1,084,504	(193,800)
本期本公司權益持有人應佔			
每股溢利／（虧損）			
－基本與攤薄	10	人民幣0.20	人民幣(0.04)

中期財務資料

按國際財務報告準則編製

簡化綜合全面收入報表

截至二零零九年六月三十日止六個月

	註釋	（未經審核）截至六月三十日止六個月 二零零九年 人民幣千元	已重述 二零零八年 人民幣千元
收入	4	17,130,451	20,267,185
其他收入	5	1,112,871	180,031
其他收益	5	—	220,498
營業支出			
飛機燃料		(5,121,130)	(8,662,568)
原油期權合約公允價值變動收益	6	2,793,718	451,043
飛機起降費		(2,673,337)	(2,654,302)
折舊及攤銷		(2,529,044)	(2,292,718)
工資、薪金及福利		(2,270,011)	(2,028,985)
飛機維修費		(1,209,545)	(1,081,840)
航空餐食供應		(612,623)	(658,058)
飛機經營性租賃租金		(1,267,175)	(1,362,399)
其他經營性租賃租金		(191,595)	(167,780)
銷售及市場費用		(859,817)	(801,723)
民航基礎設施建設基金		(426,846)	(373,380)
地面服務及其他費用		(130,777)	(78,549)
辦公、管理及其他費用		(1,718,508)	(1,945,791)
營業支出總額		(16,216,690)	(21,657,050)
經營溢利／（虧損）		2,026,632	(989,336)
財務收入	7	145,937	1,960,625
財務支出	8	(1,130,929)	(1,130,898)
應佔聯營公司業績		(37,397)	45,700
應佔共同控制實體業績		8,170	6,869
除稅前溢利／（虧損）		1,012,413	(107,040)
稅項	9	15,446	(44,664)
半年度溢利／（虧損）		1,027,859	(151,704)



中國東方航空股份有限公司(「本公司」)董事會(「董事會」)向各位報告本公司及其附屬公司(「本集團」)截至二零零九年六月三十日止六個月經董事會及本公司審核委員會(「審核委員會」)於二零零九年八月十日審議通過的未經審計中期綜合財務業績,以及與二零零八年相應財務數據的比較數據。

本集團截至二零零九年六月三十日止六個月的中期財務報告未經審計,且不必然對全年及將來業績起任何預示作用。

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EXPO 2010 SHANGHAI CHINA

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

股份代號：00670（H股）
600115（A股）



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2009 中期報告